1998
annual
report
















The
CGI

The Commerce Group, Inc.
211 Main Street, Webster, Massachusetts 01570

INDEX TO 1998 ANNUAL REPORT

                                                                   Page
Financial Highlights............................................     1

Letter to Stockholders..........................................     2

Management's Discussion and Analysis of Financial Condition
 and Results of Operations......................................     4

Common Stock Price and Dividend Information.....................    22

Report of Management............................................    23

Report of Independent Auditors..................................    24

Consolidated Balance Sheets at December 31, 1998 and 1997.......    25

Consolidated Statements of Earnings for the Years Ended
 December 31, 1998, 1997 and 1996...............................    26

Consolidated Statements of Stockholders' Equity for the Years
 Ended December 31, 1998, 1997 and 1996.........................    27

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1998, 1997 and 1996...............................    28

Consolidated Statements of Cash Flows - Reconciliation of Net
 Earnings to Net Cash Provided by Operating Activities for the
 Years Ended December 31, 1998, 1997 and 1996...................    29

Notes to Consolidated Financial Statements......................    30

Selected Consolidated Financial Data............................    50

Management's Discussion of the Supplemental Information on
 Insurance Operations...........................................    51

Directors.......................................................    56

Officers........................................................    59

Stockholder Information.........................................    61

FINANCIAL HIGHLIGHTS
(Dollars in Thousands, Except Per Share and Share Amounts)

                                                    1998          1997
1996


Net premiums written............................ $  745,048    $
741,501      $  711,570

Earned premiums................................. $  745,620    $
730,497      $  668,716
Net investment income...........................     86,501
80,972          77,402
Premium finance and service fees................     13,440
7,074           9,713
Net realized investment gains (losses)..........      6,769
22,770          (7,574)
	Total revenues............................ $  852,330    $
841,313      $  748,257

Earnings before income taxes.................... $  124,467    $
127,695      $   92,013
Income taxes....................................     27,975
31,480          18,049
	Net earnings.............................. $   96,492    $
96,215      $   73,964

Comprehensive income............................ $   94,555    $
100,368      $   80,539

Basic and diluted net earnings per common share. $     2.68    $
2.67      $     2.04

Net earnings excluding the after-tax impact of
 net realized investment gains (losses)(1)...... $   92,092    $
81,415      $   78,887

Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (losses)(1).......... $     2.56    $
2.26      $     2.18

Cash dividends paid per share................... $     1.07    $
1.03      $     0.81

Weighted average number of common shares
  outstanding................................... 36,042,652
36,044,679      36,311,887

Total investments at market value............... $1,257,900
$1,242,695	 $1,167,671
Total assets....................................  1,755,983
1,754,753	  1,676,799
Total liabilities...............................  1,050,198
1,104,957	  1,089,760
Total stockholders' equity......................    705,785
649,796	    587,039
Total stockholders' equity per share............      19.58
18.03	      16.28

Certain statutory financial ratios (unaudited):
  Loss and LAE ratio............................       71.6%
71.4%	       70.9%
  Underwriting expense ratio....................       26.5
25.1	       27.1
	Combined ratio............................       98.1%
96.5%	       98.0%

  Net premiums written to policyholders'
    surplus.....................................      132.2%
143.3%	      153.1%




(1) The above figures are presented to provide information to the reader due to the amount of, and fluctuations in, net realized gains and losses. The amounts noted, commonly known as Operating Income, are important measures of corporate performance.

THE COMMERCE GROUP, INC.



March 26, 1999

To Our Stockholders:

	In 1998, your Company experienced satisfactory financial results for the 23rd consecutive year. From the very first day the funding of The Commerce Insurance Company was accomplished (April 3, 1972) through December 31, 1998, we have achieved underwriting profit of $243.5 million on total premiums written of $6.8 billion. This underwriting profit represents 3.6% of total premiums written.

	In January, the 1999 personal automobile insurance rates were announced by the Massachusetts Insurance Commissioner. Despite the industry's request for a 15.5% increase, 1999 rates increased only 0.7%. This slight increase follows four consecutive years of rate decreases. Although a number of companies modified safe driver deviations and affinity group discount programs in response to the 1999 rates, the Massachusetts marketplace continues to be highly competitive. Through these ongoing competitive conditions, your Company's share of the Massachusetts personal automobile market has remained stable, and at year-end, our market share was 21.6%.

	Your Company made a significant acquisition in 1999, which will provide us with a vehicle to grow and expand our business beyond Massachusetts. In a joint venture with AAA Southern New England, we purchased the Automobile Club Insurance Company of Columbus, Ohio. This company writes personal automobile and homeowners insurance in 28 states through AAA affiliated insurance agencies. Their annual direct written premium is approximately $100 million. Following the acquisition, the Company's name was changed to American Commerce Insurance Company ("ACIC"). Together with our California company, Commerce West Insurance Company, we are poised to grow and expand geographically well beyond the borders of Massachusetts.

	Through it all, your Company has continued to grow and prosper. The Commerce Insurance Company continues to be the largest writer of Massachusetts private passenger automobile insurance, as well as the second largest writer of Massachusetts homeowners insurance. Written premiums, earned premiums, investment income, total assets, total stockholders' equity and total stockholders' equity per share, as illustrated in the bar graph on the facing page, are all at new highs. For those of you who are interested in the details, I draw your attention to the pages in this report labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations". Behind these numbers, including the newest member of our corporate family - ACIC, are an extremely dedicated group of people: Our Policyholders (represented by over 894,000 policies in force); Agents (791); Employees (1,692); Officers (47); Directors (19); and of course, our Stockholders (over 4,300, not including our Employee Stock Ownership Plan participants who now number 1,662).

	Property-liability insurance remains a good business to be in--and The Commerce Group, Inc. will continue its efforts to be one of the most profitable long-term players. Your Company's management continues to believe that owners' interests are its primary constituency.

	Our sincere thanks to those who have helped in this building process--especially our Agents, Employees, Officers and Board of Directors. This diverse force of committed, ethical and hard working people will continue to build on our past successes and look to the future with excitement and opportunity. Their individual creativity, energy and professionalism will continue to serve our stockholders well.

	Your comments or questions regarding this report, or The Commerce Group, Inc. affairs in general, are solicited as always, at any time.


								  Arthur J. Remillard,
Jr.
								  President, Chief
Executive Officer
								  and Chairman of the
Board

Caring in everything we do.
2

The bar graph on page 3 illustrates the Company's annual total stockholders' equity per share value and annual total stockholders' equity per share value including cumulative cash dividends paid per share on December 31, over the most recent fifteen year period. The X axis lists the years beginning with 1984 through 1998. The Y axis lists the dollar values starting at $0.00 and increasing in one dollar increments to $24.00. The graph depicts a total stockholders' equity per share value in 1984 of $0.67; 1985 of $0.81, 1986 of $0.95, 1987 of
$1.40, 1988 of $1.95, 1989 of $2.53, 1990 of $3.36, 1991 of $4.80, 1992
of $7.42, 1993 of $10.09, 1994 of $10.88, 1995 of $14.96, 1996 of
$16.28, 1997 of $18.03 and 1998 of $19.58. The graph also depicts the total stockholders' equity per share value adjusted for cumulative dividends paid per share in 1984 of $0.67, 1985 of $0.81, 1986 of $0.95,
1987 of $1.40, 1988 of $1.95, 1989 of $2.53, 1990 of $3.36, 1991 of
$4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $11.03, 1995 of $15.34,
1996 of $17.47, 1997 of $20.25 and 1998 of $22.87.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Thousands of Dollars Except Per Share Data)

General

	The property and casualty industry has been and remains highly cyclical in nature. The financial results of property and casualty insurance companies are impacted by many forces unique to the market. Market forces include competition, frequency and severity of losses resulting from weather conditions, the state of the economy and the general regulatory environment in those states in which the insurer operates. During 1998, the industry as a whole, experienced slightly weaker underwriting results and slower premium growth as compared to 1997. Slightly weaker industry underwriting results were primarily attributable to competitive markets. Within the property and casualty industry, personal automobile insurance remains profitable, however trends have indicated increased claims costs. The frequency of loss occurrences continue to improve, which reflects the absence of severe weather, safer cars and highways, enforcement of speeding laws and continued drunk driver awareness. The severity, or cost per accident, however, is increasing due to higher medical and automobile repair costs. Industry results have further intensified competition among insurers, which when coupled with lower insurance rates, emphasizes the advantages to companies of operating efficiently. The Commerce Group, Inc. ("Company") is well positioned to both lead in this environment and to respond to the prevailing conditions in the market.

	The Company, incorporated in 1976, is a holding company for several property and casualty insurers which, through its subsidiaries, offers predominantly motor vehicle insurance, covering personal automobiles, in addition to a broad range of other property and casualty insurance products. These products are marketed to affinity groups, individuals, families and businesses through the Company's strong relationships with professional independent insurance agencies. The Company writes insurance primarily in the state of Massachusetts through The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation"), both wholly-owned subsidiaries of Commerce Holdings, Inc. ("CHI"). The Company also writes insurance in the state of California through Commerce West Insurance Company ("Commerce West"), formerly Western Pioneer Insurance Company, a wholly-owned subsidiary of Commerce. Commerce formed a joint venture (ACIC Holding Co., Inc.), in November 1998, with AAA Southern New England to purchase Automobile Club Insurance Company, located in Columbus, Ohio, a property and casualty insurer with policies written in 28 states and licensed in several others. In conjunction with the acquisition, which was completed on January 29, 1999, the newly acquired company's name was changed to American Commerce Insurance Company ("ACIC").

	The Company's business strategy remains focused on activities primarily related to personal automobile insurance. The Company has been the largest writer of personal property and casualty insurance in the state of Massachusetts in terms of market share of direct premiums written since 1990. The Company's share of the Massachusetts personal automobile market remained fairly stable in 1998 at approximately 21.6%, a slight decrease from the 21.8% in 1997.

	During 1998, direct premiums written totalled $796,858, a 3.7% increase over 1997. Direct premiums written through Commerce and Citation amounted to $773,463. Direct premiums written in California, through Commerce West amounted to $23,395. Of the total direct premiums written, direct personal automobile premiums written during 1998 totalled $687,232, an increase of 4.0% over 1997, and direct homeowners insurance premiums written totalled $59,761, an increase of 5.4% over 1997. The Company is also the fourth largest writer of commercial automobile insurance in Massachusetts based on direct premiums written. During 1998, direct commercial automobile premiums written totalled $36,299, a 2.1% decrease compared to 1997.

	Personal automobile insurance is subject to extensive regulation. Owners of registered automobiles are generally required to maintain certain minimum automobile insurance coverages. In Massachusetts, with very limited exceptions, automobile insurers are required by law to issue a policy to any applicant seeking to obtain such coverages. Companies in Massachusetts are also assigned agents, known as Exclusive Representative Producers ("ERPs") based on market share, that have been unable to get a voluntary contract with an insurance carrier. Marketing and underwriting strategies for companies operating in Massachusetts are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance which are mandated by the Massachusetts Commissioner of Insurance ("Commissioner"). In Massachusetts, accident rates, bodily injury claims, and medical care costs continue to be among the highest in the nation.

	During the three-year period from 1996 to 1998, Massachusetts personal automobile insurance premium rates decreased an average of 4.9% per year. The Commissioner approved an average 0.7% increase in personal automobile premiums for 1999, the first increase since 1994. Average mandated rates decreased 4.0%, 6.2% and 4.5% in 1998, 1997 and 1996, respectively. Coinciding with the 1999 rate increase, the Commissioner also approved a 1.0% increase in the commissions agents receive for selling private passenger automobile insurance for 1999.
The decision slightly offsets the financial benefit of the average 0.7% increase in personal automobile premiums for 1999.

	Although average mandated personal automobile premium rates decreased 4.0% in 1998, the impact upon the Company resulted in a 2.6% increase in the average personal automobile premium per exposure (each vehicle insured). The 2.6% increase for the Company was due to the facts that the rate decision did not anticipate purchases of new automobiles in the year to which the rate decision applied and, secondly, the Company's mix of personal automobile business differs from that of the industry.

	The 1997, 1998 and 1999 average rate decisions were partially driven by corrections for an industry error that had impacted prior year rate decisions. The industry error resulted from a miscalculation of industry expense allowances that had the effect of overstating rates for 1991 through 1996. Mandated rates for 1997, 1998 and 1999 include an adjustment to recoup $176 million from the industry. The adjustment included in the rate decision to recoup the error was phased in at 40%, 40% and 20% in 1997, 1998 and 1999, respectively.

	The estimated earned premium impact of the above item, coupled with the impact of a previous year imbalance in the SDIP, was approximately $15.3 million for 1997, $23.9 million for 1998 and is expected to be approximately $14.0 million for 1999. The earnings per share after-tax impact resulting from lower earned premiums has been estimated at $0.28 for 1997, $0.43 for 1998, and is estimated to be $0.24 for 1999. If the Company's 1999 market share increases (decreases), a larger (smaller) financial impact will result.

	Also factored into the 1999 rate decision were two sanctions levied by the Commissioner against the Massachusetts personal automobile insurance industry. One fine, amounting to $6 million, was imposed as a result of the industry's alleged failure to show that it adhered to adequate cost containment efforts as identified by the Commissioner. A second fine of $3 million was allegedly the result of what the Commissioner termed "incomplete compliance" on the part of the Automobile Insurers Bureau of Massachusetts ("AIB") with a discovery order concerning disclosure of certain information as identified by the Commissioner. The industry and several insurance carriers, including Commerce, are appealing one or both of the sanctions.

	In August 1998, then Acting Massachusetts Governor, Paul Cellucci ("Governor"), signed legislation granting Massachusetts-based insurers, that choose to participate, $48 million a year in total tax relief in exchange for a, total industry-wide, $200 million investment commitment to low income communities over a five-year period. The legislation amounts to a gradual elimination of the 1.0% gross investment tax for those insurers choosing to commit funds to these community investments. The legislation effectively taxes Massachusetts-based insurers at rates levied equal with out-of-state insurers. Prior to the legislation, Massachusetts was the only state in the nation to tax domestic insurers at higher rates than charged to non-domestic insurers. If the overall $200 million goal is attained, all domestic insurers will benefit from the lower tax rate. The Company is currently analyzing the potential benefits of participating in this program.

	The Company's performance in its personal and commercial automobile insurance lines is integrally tied to its participation in the Commonwealth Automobile Reinsurers ("C.A.R."). All companies writing automobile insurance in Massachusetts share in the underwriting results of C.A.R. business for their respective product line or lines. Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both its personal and commercial automobile pools. A company's proportionate share of the C.A.R. personal or commercial deficit (its participation ratio) is based upon its market share of the automobile risks for the particular pool, adjusted by a utilization formula such that, in general, its participation ratio is disproportionately and adversely affected if its relative use of C.A.R. exceeds that of the industry, and favorably affected if its relative use of C.A.R. is less than that of the industry. Automobile insurers attempt to develop and implement underwriting strategies that will minimize their relative share of the C.A.R. deficit while maintaining acceptable loss ratios on risks not insured through C.A.R.

	Significant changes in the utilization of the C.A.R. private passenger pooling mechanism are not expected for 1999. Various C.A.R. participation formula changes have been fully implemented since 1993 with only minor changes since then. The Company's strategy has been to voluntarily retain more of the types of private passenger automobile business that are factored as credits favorably impacting the utilization formula. As a result of increased voluntary retention, the credits impacting the utilization formula have favorably affected the Company's participation ratio. The Company estimates its private passenger automobile participation ratio in C.A.R. to be approximately 16.7% at December 31, 1998. This ratio is several percentage points below the Company's estimated 21.6% share of the Massachusetts personal automobile market. The Company continues to expect the marketplace to make minor yearly adjustments to find the optimum balance between voluntary and ceded writings.

	The percentage of commercial automobile premiums ceded to C.A.R. by the industry has decreased to a Company estimate of 21% in 1998. The percentage of commercial automobile business ceded to C.A.R. by the Company, is approximately 19%. C.A.R. depopulation, coupled with C.A.R. rate increases for ceded commercial business, have led to a reduction in the size of the annual commercial automobile deficits. The Company intends to continue to respond to the incentives and disincentives provided by C.A.R. rules as deemed necessary and appropriate.

	The Company provides a separate rating tier for preferred commercial automobile business through Citation. Approximately 22% of the commercial automobile premiums produced by its voluntary agents in 1998 were written by Citation. The Company expects that this secondary rating tier will continue to assist the Company in retaining its better commercial automobile accounts, while also further increasing the percentage of commercial automobile business that can be retained voluntarily by the Company in 1999 and beyond.

	Beginning in the latter part of 1995, the Company began to actively pursue affinity group marketing programs. The primary purpose of affinity group marketing programs is to provide participating groups with a convenient means of purchasing private passenger automobile insurance through associations and employee groups. Emphasis is placed on writing larger affinity groups, although accounts with as few as 25 participants are considered. Affinity groups are eligible for rate discounts which must be filed annually with the Division of Insurance. In general, the Company looks for affinity groups with mature/stable membership, favorable driving records and below average turnover ratios. Participants who leave the sponsoring group during the term of the policy are allowed to maintain the policy until expiration. At expiration, a regular Commerce policy may be issued at the insured's option.

	During the latter part of 1995, Commerce signed affinity group marketing agreements with the five American Automobile Association Clubs of Massachusetts ("AAA clubs") offering a 10% discount on private passenger automobile insurance to the clubs' members who reside in Massachusetts. In 1997, two AAA clubs were consolidated, therefore leaving only four clubs. In 1998, primarily as a result of four consecutive private passenger rate reductions, the Company reduced the AAA clubs discount from 10% to 6%. In 1999, the same 6% percent AAA club discount was approved for policies effective as of January 1, 1999. The AAA clubs discount can be combined with safe driver deviations for up to a 13.5% reduction from the 1999 state mandated rates. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public, and has been the primary reason for a 43.2% increase in the number of personal automobile exposures written by Commerce since year-end 1995. As expected, this increase leveled off in 1998 as evidenced by the 1.9% increase in personal automobile exposures as compared to increases of 8.3% in 1997 and 29.8% in 1996. In 1998, total direct premiums written attributable to the AAA group business were $457,430 or 57.3% of the Company's total direct premiums written (68.7% of the Company's total Massachusetts personal automobile premium), an increase of 8.1% over 1997. Total exposures attributable to the AAA clubs group business were 547,100 or 67.6% of total Massachusetts personal automobile exposures in 1998, an increase of 25,002 or 4.8% over 1997. Of the total Massachusetts automobile exposures written by the Company, approximately 11% were written through insurance agencies owned by the AAA clubs. The remaining 89% were written through the Company's network of independent agents.

	Initially, the Massachusetts statute governing group marketing programs required that 35% of the eligible members must participate in a group marketing program within one year. Accordingly, Commerce, in coordination with the AAA clubs, aggressively pursued AAA members for the AAA Affinity Group Marketing Program. At December 31, 1996, Commerce had achieved the objective of writing more than 35% of the AAA members within the first year, as over 300,000 AAA members joined the program. The particular portion of the statute, dealing with achieving the 35% penetration level in one year, was amended by the Massachusetts Legislature in early 1997 to allow two years to reach the required penetration level. This requirement has subsequently been waived by the Massachusetts Legislature for 1998 and 1999. Waiving the penetration requirements allows insurance companies to continue offering group discounts without reaching the 35% level. The waiver of penetration requirements cannot be predicted for years beyond 1999.

	Commerce and the AAA clubs have agreed that Commerce shall be their exclusive underwriter of Massachusetts personal automobile group programs. This contract may be terminated by the AAA clubs upon written notice to Commerce, whose termination shall take effect at a minimum of three years from notice of termination.

	The Company previously announced that it had entered into an agreement with, and purchased software known as Series III, from Policy Management Services Corporation ("PMSC") to allow for development of internal operating systems to enable the Company to first process policies in states outside of Massachusetts and eventually to replace the Company's systems for Massachusetts business. Although the Company began writing business in Rhode Island in early 1998 on the Series III system, in early 1999 the Company stopped work on all development. The Company is currently in the process of negotiating with PMSC as to the future continuation of the Series III system. Costs to date for this effort have been approximately $47.0 million, of which $18.4 million was applicable to 1998. Funds expended to date included the purchase of a main frame computer, license fees and the costs associated with programming, implementation and training. The vast majority of these costs were expensed as incurred.

	Underwriting profit margins are reflected by the extent to which the combined ratio is less than 100%. This ratio is considered the best simple index of current underwriting performance of an insurer. During the five-year period ended December 31, 1998, the property and casualty industry's combined ratio, as reported by A.M. Best and weighted to reflect the Company's product mix ("weighted industry average"), has ranged from a low of 100.1% in 1997 to a high of 103.0% in 1994 on a statutory accounting principles basis. During this same period of time, the Company's combined ratio has consistently remained below the weighted industry average, ranging from as low as 91.0% in 1995 to a high of 98.1% in 1998. On an average basis, the Company's combined ratio was 95.1% for the five year period ended December 31, 1998 compared to a weighted industry average of 102.0%.

	The Company's total revenues were supplemented in fiscal 1998, 1997 and 1996 by net investment income of $86,501, $80,972 and $77,402, respectively. Additionally, the Company had realized investment gains (losses) of $6,769, $22,770 and ($7,574) in 1998, 1997 and 1996,
respectively.


Regulatory Matters

General

	Although the U.S. federal government does not directly regulate the insurance industry, federal initiatives often have an impact on the business. Congress and certain federal agencies continue to investigate the current condition of the insurance industry (encompassing both life and health and property and casualty insurance) in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress conducts hearings relating, in general, to the solvency of insurers and has proposed federal legislation from time to time on this and other subjects. The Company is unable to predict whether or in what form initiatives will be implemented and what the possible effects on the Company would be.

	In May 1996, state legislation was passed offering insurers incentives to write more inner city and coastal homeowners insurance. The legislation, which arose over concerns of availability and allegations of redlining, expands coverages and provides various credits under the Massachusetts Property Insurance Underwriting Association ("Massachusetts FAIR Plan").

	In December 1996, a United States District Court, acting on a suit filed in October 1996, ordered the Massachusetts Division of Insurance to disregard the existing ban on bank sales of life, health and accident insurance. The decision cited U.S. Supreme Court decisions in the Barnett and VALIC cases that essentially preempt the State of Massachusetts ban on the licensing of bank-owned insurance agencies.
Also, in December 1996, a bill was filed in the Massachusetts
Legislature that would allow certain banks to become licensed agents of an insurance company or brokers of insurance, permitting such things as the sale of insurance products in distinctly designated bank branch areas separate and apart from retail deposit areas. The Company is unable to predict the possible impacts of these issues at this time.

	Various forms of automobile insurance reform are continuously debated in the Massachusetts Legislature. New regulations and legislation are often proposed with the goal of reducing the need for premium increases. For further details, please refer to the general discussion on insurance regulation and premium rates beginning on page 4.


Personal Automobile Insurance

	As previously mentioned, beginning in 1995, the Company received approval for affinity group discounts to members of the AAA clubs. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public. The Company increased its Massachusetts private passenger automobile insurance exposures by 1.9% in 1998 primarily as a result of this program, ending the year with approximately 21.6% of the Massachusetts private passenger automobile market.

	Since 1996, the Company has been granted approval to offer its Massachusetts customers safe driver deviations to drivers with Safe Driver Insurance Plan ("SDIP") classifications of either Steps 9 or 10. Safe driver deviations are rate discounts based on the customers driving record and resulting SDIP classification. Steps 9 and 10 are the two best driver SDIP classifications in Massachusetts, representing drivers with no at fault accidents and not more than one minor moving vehicle violation in the last six years. In January 1999, in response to the average personal automobile rate decisions over the last several years, the Company filed for and ultimately received approval to offer SDIP deviations of 8% for Step 9 and 3% for Step 10 for the 1999 calendar year. At December 31, 1998, 68.7% of the Company's exposures were eligible for either Step 9 or Step 10 deviations. For drivers that qualify, the Company's 1999 affinity group automobile discounts and SDIP deviations can be combined for up to a 13.5% (Step 9) and 9.8% (Step 10) reduction from the state mandated rates. This can be compared to the SDIP deviations of 15% for Step 9 and 4% for Step 10 SDIP classifications for the 1998 calendar year. For drivers that qualified, the Company's 1998 affinity group automobile discounts and SDIP deviations could be combined for up to a 20.1% (Step 9) and 9.8% (Step
10) reduction from the state mandated rates.

	In November 1997, the Company received state regulatory approval to implement an installment fee of $3.00 on each invoice, following the down payment, for all personal lines policies with effective dates of January 1, 1998 and beyond. As a result of this change, premium finance and service fees increased $6,366 or 90.0% in 1998. Previously, for 1997 and 1996, the Company had utilized a "late fee" system.

Risk-Based Capital

	In order to enhance the regulation of insurer insolvency, the National Association of Insurance Commissioners ("NAIC") developed a formula and model law to implement Risk-Based Capital ("RBC") requirements for property and casualty insurance companies which are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (i) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (ii) declines in asset values arising from credit risk; and,
(iii) other business risks from investments. Insurers having less statutory surplus than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

	The RBC model formula proposes four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to RBC falls. The first level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The Regulatory Action Level (as defined by the NAIC) requires an insurer to submit a plan containing corrective actions and permits the Commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The Authorized Control Level (as defined by the NAIC) allows the regulator to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The fourth action level is the Mandatory Control Level (as defined by the NAIC) which requires the regulator to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount. The Company's subsidiaries, Commerce, Citation and Commerce West, have RBC amounts at December 31, 1998 of $71 million, $2 million and $3 million, respectively, and they have statutory surplus of approximately $470 million, $93 million and $25 million, respectively. The statutory surplus of Commerce, Citation and Commerce West at December 31, 1998 exceeded the RBC Company Action Levels of $142 million, $4 million and $6 million, respectively, by approximately $328 million, $89 million and $19 million, respectively. The Company's new acquisition, ACIC, has an RBC amount at December 31, 1998 of $15 million and statutory surplus of approximately $90 million. The statutory surplus of ACIC at December 31, 1998, exceeded the RBC company action level of $30 million by approximately $60 million.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

	Direct premiums written during 1998 increased $28,209, or 3.7% to $796,858 as compared to 1997. The increase was primarily attributable to a $26,157, or 4.0% increase in direct premiums written for personal automobile insurance to $687,232. This increase was the result of a $30,239 or 4.8% increase in direct premiums written for Massachusetts personal automobile insurance offset by a $4,082 or 14.9% decrease in California personal automobile written premiums. The decrease in California personal automobile direct premiums written resulted primarily from the increasingly competitive personal automobile market that has witnessed several new entrants since 1997. The increase in Massachusetts personal automobile direct premiums written resulted primarily from an increase of 4.5% in the number of personal automobile physical damage exposures written (Massachusetts personal automobile exposures written with liability coverage increased 1.9%), coupled with a 13.3% increase in average rates for personal automobile physical damage exposures. The impact of this was partially offset by a 3.2% decrease in the average rates for liability exposures. These results were primarily the result of the changes to the Company's affinity group marketing programs, safe driver rate deviations and the effect of the 1998 state mandated average rate decrease of 4.0%. The combination of these factors resulted in a 2.6% increase in the average personal automobile premium (each vehicle insured). Despite the 1998 state mandated average rate decrease of 4.0%, the Company's increase in the average personal automobile premium per exposure was primarily due to the fact that the rate decision does not anticipate purchases of new automobiles in the year in which the rate decision applies, the Company's mix of personal automobile business differs from that of the industry and the factors mentioned previously. In 1998, the Company offered its customers safe driver deviations of 15% to drivers with SDIP classifications of Step 9 and 4.0% for Step 10 (10% for both Steps 9 and 10 in 1997).

	The AAA affinity group discount for 1998 was established at 6.0% (10% in 1997). In 1998, for drivers who qualified, the Company's affinity group discount and safe driver deviations could be combined for up to a 20.1% reduction from state mandated rates.

	Direct premiums written for commercial automobile insurance decreased by $772 or 2.1%, due primarily to a decrease of approximately 0.2% in the number of policies written, and a 1.9% decrease in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts FAIR Plan) increased by $2,862, or 5.2% due primarily to a 1.6% increase in the number of policies written and a 3.6% increase in the average premium per policy.

	Net premiums written during 1998 increased $3,547, or 0.5% as compared to 1997. The increase in net premiums written was due to the growth in direct premiums written as described above, offset by increased levels of coverage provided by non-automobile reinsurance treaties resulting in an increase of ceded premiums. Written premiums assumed from C.A.R. decreased $1,887, or 2.5% and written premiums ceded to C.A.R. decreased $1,381 or 1.9% as compared to 1997, both as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance. Premiums ceded to reinsurers other than C.A.R. increased $24,151 or 75.0% as compared to 1997 as a result of changes to non-automobile reinsurance discussed in page 41.

	Earned premiums increased $15,123 or 2.1% during 1998 as compared to 1997. The increase was primarily attributable to a $32,407 or 5.2% increase in earned premiums for Massachusetts personal automobile insurance offset by a $7,115 decrease in earned premiums for homeowners insurance, a $3,803 or 9.3% decrease in earned premiums for commercial automobile insurance, a $3,481 or 12.3% decrease in earned premiums for California personal automobile insurance and a $2,885 or 29.4% decrease in earned premiums for all other than automobile lines. Earned premiums were impacted by increased levels of coverage provided by non-automobile reinsurance treaties which commenced during the 2nd half of 1998.
Earned premiums assumed from C.A.R. decreased $7,149 or 8.6% during 1998 compared to 1997. Earned premiums ceded to C.A.R. decreased $3,594 or 5.0% during 1998 compared to 1997.

	Net investment income increased $5,529 or 6.8%, compared to 1997, principally as a result of an increase in average invested assets (at cost). Net investment income as a percentage of total average investments was 7.0% in 1998 compared to 6.8% in 1997. Net investment income after tax as a percentage of total average investments was 5.7% in 1998 compared to 5.5% in 1997. The increase was primarily the result of increased dividends received on common and preferred stocks.

	Premium finance and service fees increased $6,366 or 90.0% during 1998. The increase was primarily attributable to the Company receiving state regulatory approval to charge a $3.00 installment on each invoice following the down payment for all personal lines policies with effective dates of January 1, 1998 and beyond. Previously, in 1996 and 1997, the Company had utilized a "late fee" system.

	The market value of the Company's investment portfolio totaled $1,257,900, at December 31, 1998 compared to $1,242,695 at December 31,
1997. Management's investment philosophy is to emphasize investment yield while maintaining investment quality. Fixed maturities comprised 49.2% of the portfolio at December 31, 1998 compared to 47.5% at December 31, 1997. Equity investments comprised 38.3% at December 31, 1998 compared to 26.3% at December 31, 1997. Cash and short-term investments comprised 6.0% at December 31, 1998 compared to 19.2% at December 31, 1997. The decrease in cash and short-term investments and increase in equity investments was partially driven by the Company's previously announced change in investment strategy. The Company is seeking greater flexibility to provide for enhanced potential future capital appreciation. The Company's strategy is to acquire equity investments, including potential acquisitions, which forgo current investment yield in favor of potential higher yielding capital appreciation in the future.

	The market value of fixed maturities, which totaled $619,267 at December 31, 1998, is comprised of 81.8% tax-exempt and 18.2% taxable investments as compared to total fixed maturities of $590,597, comprised of 69.3% tax-exempt and 30.7% taxable investments at December 31, 1997. The market value of equity investments, which totaled $481,386 at December 31, 1998, is comprised of 41.0% preferred stocks and 59.0% common stocks as compared to total equity investments of $326,588, comprised of 45.5% preferred stocks and 54.5% common stocks at December 31, 1997. The increase in equity investments was primarily attributable to a change in the mix of investments resulting primarily from the maturity of Government National Mortgage Association ("GNMA") mortgage-backed bonds and the redeployment of cash and short-term investments to higher yielding preferred stock mutual funds which are classified as common stocks. Of the common stock portfolio, $172,455 or 60.7% of the balance, is comprised of preferred stock mutual funds and $111,506 or 39.3% of pure common stocks.

	Gross realized gains and losses on fixed maturity investments totaled $99 and $2,903, respectively, for the year ended December 31, 1998 compared to gross realized gains and losses on fixed maturity investments of $4,306 and $2,887, respectively, for the year ended December 31, 1997. Gross realized gains and losses on preferred stocks totaled $369 and $1,096, respectively, for the year ended December 31, 1998 compared to gross realized gains and losses on preferred stocks of $2,688 and $2,682, respectively, for the year ended December 31, 1997. Gross realized gains on common stocks amounted to $9,313 for the year ended December 31, 1998 compared to gross realized gains on common stocks of $21,440 for the year ended December 31, 1997.

	Net realized investment gains totalled $6,769 during 1998 as compared to net realized investment gains of $22,770 for 1997. A significant portion of the net realized gains in 1998 were the result of sales of common stocks partially offset by net realized losses in the sales of non-taxable bonds, preferred stocks and in the maturity of GNMAs, all as detailed in the preceding paragraph. A significant portion of the realized gains in 1997 were primarily the result of a merger of a major New England financial corporation and its property and casualty subsidiary. The merger election and exchange of stock coupled with subsequent post merger sales of this corporation's common stock resulted in realized investment gains of $18,968. Also included were realized gains on mortgage activity of $321 in 1998 compared to realized losses of $95 in 1997 and realized investment gains in the Conning Insurance Limited Partnership of $666 in 1998 compared with none in 1997.

	Gross unrealized gains and losses on fixed maturity investments totaled $21,381 and $2,596, respectively, at December 31, 1998 compared to $24,190 and $377, respectively, at December 31, 1997. The unrealized gains on fixed maturities decreased despite increased fixed maturity holdings and declining interest rates in 1998. Gross unrealized gains and losses on preferred stocks totaled $2,706 and $5,551, respectively, at December 31, 1998 compared to $1,599 and $1,235, respectively at December 31, 1997. Gross unrealized gains and losses on common stocks totaled $24,721 and $2,120, respectively, at December 31, 1998 compared to $17,888 and $170, respectively, at December 31, 1997. The Company also recognized gross unrealized gains in the Conning Insurance Limited Partnership of $375 in 1998 compared with none in 1997.

	Losses and loss adjustment expenses ("LAE") incurred (on a statutory basis) as a percentage of insurance premiums earned ("loss ratio") was 71.6% in 1998 as compared to 71.4% in 1997. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile was 61.4% in 1998 compared to 61.3% in 1997. Although the personal automobile pure loss ratio remained stable, various components impacted the ratio, primarily in the bodily injury area. Redundancies from prior year losses realized in the current year, relating to bodily injury claims, were approximately $18.0 million less in 1998, as compared to 1997. Approximately $11.0 million of this amount was attributable to voluntary personal automobile bodily injury loss reserves and $7.0 million to fewer redundancies from C.A.R. assumed reserves. The decreased redundancies, however, were offset by better current year experience, also primarily in the personal automobile bodily injury area. This improvement was primarily the result of improved severity of bodily injury claims coupled with slightly improved claim frequency. The commercial automobile pure loss ratio increased to 52.3% in 1998 compared to 45.4% in 1997. For homeowners, the pure loss ratio was 31.0% in 1998 compared to 48.2% in 1997. This decrease was due to favorable weather conditions during 1998 as compared to normal weather conditions experienced during 1997, coupled with favorable development in the homeowners liability area. The LAE component of the loss ratio was primarily impacted by an increase of approximately $3.2 million in computer service expenses, relating to the Year 2000 and PMSC projects, offset by a decrease of management incentive plan expenses.
On a consolidated financial statement basis, total expenses related to the Company's management incentive plan included in losses and loss adjustment expenses were $10,093 lower in 1998 as compared to 1997. Of this decrease, $3,112 benefited the insurance companies directly with the remainder benefiting corporate expenses. Corporate expenses are not included in the calculation of the Company's statutory loss ratio. The decrease in the Company's management incentive plan expenses was primarily driven by the average decrease in the market price of the Company's common stock which directly impacts plan expenses.

	Policy acquisition costs expensed increased by $8,943, or 4.8% in 1998, compared to an increase of $6,478, or 3.6% in 1997. The increase in policy acquisition costs was primarily due to higher contingent commission accruals, and higher computer service expenses relating to the Year 2000 and PMSC projects, both offset by lower expenses relating to the Company's management incentive plan. Specifically, total expenses related to the Company's management incentive plan included in policy acquisition costs were $8,764 lower in 1998 as compared to 1997. Of this decrease, $3,052 benefited the insurance companies directly with the remainder benefiting corporate expenses. Corporate expenses are not included in the calculation of the statutory underwriting expense ratio. The decrease in the Company's management incentive plan expenses was primarily driven by the average decrease in the market price of the Company's common stock which directly impacts plan expenses. As a percentage of net premiums written, underwriting expenses for the insurance companies (on a statutory basis) were 26.5% during 1998 as compared to 25.1% for 1997.

	The Company's effective tax rate was 22.5% and 24.7% for the years ended December 31, 1998 and 1997, respectively. The decrease was primarily attributable to higher dividends on preferred and common stock coupled with less realized capital gains during 1998 as compared to 1997. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends deduction comprising a greater portion of net earnings before taxes.

	Net earnings increased to $96,492, during 1998 as compared to $96,215 in 1997 and operating earnings, which exclude the after-tax impact of net realized investment gains, increased $10,677, or 13.1% to $92,092 during 1998 as compared to $81,415 in 1997, both as a result of the factors previously mentioned.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

	Direct premiums written during 1997 increased $36,826, or 5.0% to $768,649 as compared to 1996. The increase was primarily attributable to a $38,223, or 6.1% increase in direct premiums written for personal automobile insurance to $661,077. This increase was the result of a $38,109 increase in direct premiums written for Massachusetts personal automobile insurance and an increase of $114 which was derived from the Company's California subsidiary, Commerce West. The increase in Massachusetts personal automobile direct premiums written resulted primarily from an increase of 8.3% in the number of personal automobile exposures written, offset by a 1.8% decrease in the average personal automobile premiums written per exposure (each vehicle insured). This was primarily the result of the Company's affinity group marketing programs, safe driver rate deviations and the effect of the 1997 state mandated average rate decrease of 6.2%. In 1997, the Company offered its customers safe driver deviations of 10% to drivers with SDIP classifications of either Steps 9 or 10. For drivers who qualify, the Company's affinity group discount and safe driver deviations could be combined for up to a 19.0% reduction from state mandated rates. Direct premiums written for commercial automobile insurance decreased by $3,363 or 8.3%, due primarily to a decrease of approximately 6.7% in the number of policies written, with the remainder due to a decrease in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts FAIR Plan) increased by $2,329, or 4.4% due primarily to an increase in the number of policies written.

	Net premiums written during 1997 increased $29,931, or 4.2% as compared to 1996. The increase in net premiums written was due to the growth in direct premiums written as described above, offset by the effects of reinsurance. Written premiums assumed from C.A.R. decreased $17,172, or 18.3% and written premiums ceded to C.A.R. decreased $11,045 or 13.3% as compared to 1996, both as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance.
Premiums ceded to reinsurers other than C.A.R. increased $901 or 2.9% as compared to 1996.

	Earned premiums increased $61,781 or 9.2% during 1997 as compared to 1996. The increase in earned premiums was primarily due to changes in 1997 and 1996 direct and net premiums written including the increase in direct premiums written attributable to affinity group marketing programs during the latter part of 1996 and in 1997, as previously mentioned. Earned premiums assumed from C.A.R. decreased $9,602 or 10.4% during 1997 compared to 1996. Earned premiums ceded to C.A.R. decreased $14,000 or 16.3% during 1997 compared to 1996. Earned premiums attributable to Commerce West increased $531 to $28,159 for 1997 compared to 1996.

	Net investment income increased $3,570 or 4.6%, compared to 1996, principally as a result of an increase in average invested assets (at cost). Net investment income as a percentage of total average investments was 6.8% in both 1997 and 1996. Net investment income after tax as a percentage of total average investments was 5.5% in 1997 compared to 5.6% in 1996.


	Premium finance and service fees decreased $2,639, or 27.2% during 1997. The decrease was primarily attributable to a change from interest based finance fees to a "late payment" based system for personal lines policies with effective dates of January 1, 1996 and forward. The change was initiated in direct response to competitive forces that occurred in the Massachusetts marketplace. In 1997, the Company received state regulatory approval to charge a $3.00 installment on each invoice following the down payment for all personal lines policies with effective dates on or after January 1, 1998.

	The market value of the Company's investment portfolio totaled $1,242,695, at December 31, 1997 compared to $1,167,671 at December 31,
1996. Management's investment philosophy is to emphasize investment yield while maintaining investment quality. Fixed maturities comprised 47.5% of the portfolio at December 31, 1997 compared to 61.4% at December 31, 1996. Equity investments comprised 26.3% at December 31, 1997 compared to 20.0% at December 31, 1996. Cash and short-term investments comprised 19.2% at December 31, 1997 compared to 12.0% at December 31, 1996. The decrease in fixed maturities was the result of the maturities and sales of fixed maturities with proceeds redeployed to cash and short-term investments. The shift in the mix of investments was partially driven by the current low interest rate environment and by the Company's previously announced change in investment strategy. The Company is seeking greater flexibility to provide for enhanced potential future capital appreciation. The Company's strategy is to acquire equity investments, including potential acquisitions, which forgo current investment yield in favor of potential higher yielding capital appreciation in the future.

	The market value of the fixed maturities, which totaled $590,597 at December 31, 1997, is comprised of 69.3% tax-exempt and 30.7% taxable investments as compared to total fixed maturities of $716,702, comprised of 68.5% tax-exempt and 31.5% taxable investments at December 31, 1996. The market value of equity investments, which totaled $326,588 at December 31, 1997, is comprised of 45.5% preferred stocks and 54.5% common stocks as compared to total equity investments of $233,721, comprised of 63.2% preferred stocks and 36.8% common stocks at December 31, 1996. The increase in equity investments and decrease in fixed maturities at December 31, 1997 compared to December 31, 1996 was primarily attributable to a change in the mix of investments from municipal and government bonds and GNMA mortgage-backed bonds to higher yielding preferred stock mutual funds which are classified as common stocks. Of the common stock portfolio approximately two-thirds of the balance is comprised of preferred stock mutual funds versus pure common stocks.

	Gross realized gains and losses on fixed maturity investments amounted to $4,306 and $2,887, respectively, for the year ended December 31, 1997 compared to gross realized gains and losses on fixed maturity investments of $487 and $7,851, respectively, for the year ended December 31, 1996. Gross realized investment gains and losses on preferred stocks amounted to $2,688 and $2,682, respectively, for the year ended December 31, 1997 compared to gross realized gains and losses on preferred stocks of $22 and $371, respectively, for the year ended December 31, 1996. Gross realized gains on common stocks amounted to $21,440 for the year ended December 31, 1997 compared to gross realized gains on common stocks of $456 for the year ended December 31, 1996.
Net realized investment gains totalled $22,770 during 1997 as compared to net realized investment losses of $7,574 for 1996. A significant portion of the realized gains in 1997 was primarily the result of a merger of a major New England financial corporation and its property and casualty subsidiary. The merger election and exchange of stock resulted in realized investment gains of $15,178. Subsequent post merger sales of this corporation's common stock resulted in additional realized investment gains of $3,790. The remainder of the realized investment gains were primarily the result of sales of non-taxable bonds offset by minimal realized investment losses in the sales of GNMAs and preferred stocks. Also included were realized losses on mortgage activity of $95 in 1997 compared to $317 in 1996.

	Gross unrealized gains and losses on fixed maturity investments totalled $24,190 and $377, respectively, at December 31, 1997 compared to $17,890 and $1,699, respectively, at December 31, 1996. The unrealized gains on fixed maturities increased, despite fewer fixed maturity holdings, as a result of the favorable bond market in 1997. Gross unrealized gains and losses on preferred stocks totaled $1,599 and $1,235, respectively, at December 31, 1997 compared to $2,034 and $2,837, respectively, at December 31, 1996. Gross unrealized gains and losses on common stocks totaled $17,888 and $170, respectively, at December 31, 1997 compared to $20,305 and $187, respectively, at December 31, 1996.

	Losses and LAE incurred (on a statutory basis) as a percentage of insurance premiums earned ("loss ratio") was 71.4% in 1997 compared to 70.9% in 1996. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile decreased to 61.3% in 1997 compared to 63.9% in 1996. The commercial automobile pure loss ratio decreased to 45.4% in 1997 compared to 46.7% in 1996. For homeowners, the pure loss ratio decreased to 48.9% in 1997 compared to 72.4% in 1996. The overall decrease to the homeowner pure loss ratio for 1997 was due to more normal weather conditions during 1997 as compared to the severe weather experienced during the first half of 1996, coupled with favorable development in the homeowners liability area.

	Policy acquisition costs expensed increased by 3.6% in 1997, compared to 8.6% in 1996. The increase in policy acquisition costs was primarily due to higher volumes of business written during 1997 and fewer acquisition costs being deferred as compared to 1996. This was due to a higher rate of growth in 1996 primarily from affinity groups. As a percentage of net premiums written, underwriting expenses for the insurance companies (on a statutory basis) were 25.1% during 1997 as compared to 27.1% for 1996. On a consolidated financial statement basis, 1997 and 1996 policy acquisition costs, as a percentage of net written premiums, were approximately equal. This occurred because lower commission and contingent commission expenses in 1997 were offset by higher management incentive compensation expenses and computer service expenses. The higher management compensation expense was the direct result of the increase in the average three month share price of the Company's common stock during 1997 as compared to 1996.

	The Company's effective tax rate was 24.7% and 19.6% for the years ended December 31, 1997 and 1996, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends deduction. The higher 1997 effective tax rate was primarily due to tax-exempt interest comprising a lesser percentage of net income before taxes and more realized gains in 1997 than in 1996.

	Net earnings increased $22,251, or 30.1% to $96,215, during 1997 as compared to $73,964 in 1996 and operating earnings increased $2,528, or 3.2% to $81,415 as compared to $78,887 in 1996 both as a result of the factors previously mentioned.

Liquidity and Capital Resources
	The focus of the discussion of liquidity and capital resources is on the Consolidated Balance Sheets on page 25 and the Consolidated Statements of Cash Flows on pages 28 and 29. Stockholders' equity increased by $55,989, or 8.6%, in 1998 as compared to 1997. Growth stemmed from $96,492 in net earnings partially offset by changes in net unrealized losses, net of income taxes (known as Other Comprehensive Income), on fixed maturities and preferred and common stocks of $1,937 and dividends paid to stockholders of $38,566. Total assets at December 31, 1998 increased to $1,755,983 as compared to total assets of $1,754,753 at December 31, 1997. Although total assets remained virtually unchanged, certain asset categories changed considerably during 1998 as reflected in an increase of invested assets of $15,205, or 1.2%, an increase in deferred policy acquisition costs of $3,495, or 4.1%, and an increase in receivable from reinsurers of $18,517, or 101.9%, offset by a decrease in residual market receivable of $27,579, or 15.3% and a decrease in all other assets of $8,408, or 3.7% as compared to December 31, 1997. The increase in receivable from reinsurers was primarily a result of increased levels of coverage provided through the new other than automobile quota share reinsurance treaty which the Company implemented July 1, 1998. The new quota share contract provides for a 75% cession of other than automobile property and liability premium and related losses. This contract replaced the former contract which provided for a 49% cession of other than automobile property premium, a 45% cession of related losses and an excess loss component providing 100% reimbursement of property losses in excess of $125 up to $1,000. The decrease in residual market receivable was primarily attributable to lower case reserves ceded to C.A.R. in 1998, as compared to 1997.

	The Company's fixed maturity portfolio is comprised of GNMAs (18.2%) and municipal bonds (81.8%). Of the Company's bonds, 100.0% are rated in either of the two highest quality categories provided by the NAIC. As of December 31, 1998, the market value of the Company's fixed maturity portfolio exceeded its book value by $18,785 ($12,210 after taxes, or $0.34 per share). At December 31, 1997 the market value of the Company's fixed maturity portfolio exceeded its book value by $23,813 ($15,478 after taxes, or $0.43 per share). At December 31, 1998, the cost of the Company's preferred stocks exceeded market value by $2,845 ($1,849 after taxes, or $0.05 per share). At December 31, 1997, the market value of preferred stocks exceeded cost by $364 ($237 after taxes, or $0.01 per share). At December 31, 1998, the market value of the Company's common stocks exceeded cost by $22,601 ($14,691 after taxes, or $0.41 per share). At December 31, 1997, the market value of common stocks exceeded cost by $17,718 ($11,517 after taxes, or $0.32 per share).

	Preferred stocks increased $48,926, or 32.9% and common stocks (primarily composed of closed-end preferred stock mutual funds) increased $105,872, or 59.4%, during 1998 primarily as a result of the Company's previously announced change in investment strategy. The Company's strategy is to acquire equity investments, including potential acquisitions, which forego current investment yield in favor of future potentially higher yielding capital appreciation. As a result of these increases to preferred and common stocks, the Company is now carrying $75,912 million in cash and short-term investments which is a decrease of $162,976, or 68.2% as compared to December 31, 1997.

	The Company's liabilities totalled $1,050,198 at December 31, 1998 as compared to $1,104,957 at December 31, 1997. Loss and loss adjustment expense reserves comprised 56.8% of the Company's liabilities at December 31, 1998 compared with 58.8% at December 31, 1997. Unearned premiums comprised 37.3% of the Company's liabilities at December 31, 1998 compared with 34.4% at December 31, 1997. All other liabilities comprised 5.9% of the Company's liabilities at December 31, 1998 compared with 6.8% at December 31, 1997. Although unearned premium and contingent commission liabilities increased $11,825, or 3.1% and $8,206, or 59.2%, respectively, the $54,759, or 5.0% decrease in total liabilities was primarily due to decreases of $52,477, or 8.1%, in losses and loss adjustment expense reserves, $8,269, or 51.4%, to income tax liabilities and $14,044, or 30.6% to all other liabilities. The decrease in the liability for loss and loss adjustment expenses is attributed primarily to better current year underwriting results coupled with increased net loss payments during 1998, as described below.
However, $17,353 of the $52,477 decrease in the liability for loss and loss adjustment expenses relates to the decrease in losses and loss adjustment expense receivable from the residual market. The increase in unearned premiums primarily resulted from the increase in Massachusetts personal automobile direct premiums written and the expected seasonality impact of policy effective dates.

	The primary sources of the Company's liquidity are funds generated from insurance premiums, net investment income, premium finance and service fees and the maturing and sales of investments as reflected in the Consolidated Statements of Cash Flows on pages 28 and 29. The discussion of these items can be found under "Year Ended December 31, 1998 Compared to Year Ended December 31, 1997", herein.

	The Company's operating activities provided cash of $65,324 in 1998 as compared to $80,006 in 1997. These cash flows were primarily impacted by the fact that while premiums collected increased $34,009, or 4.7% in 1998 as compared to an increase of $51,847, or 7.7% in 1997, losses and LAE paid increased $56,531, or 11.0% in 1998 as compared to an increase of $87,589, or 20.4% in 1997 and policy acquisition costs paid decreased $11,142, or 5.6% in 1998 as compared to a decrease of $2,911, or 1.4% in 1997. The increase in premiums was primarily the result of higher physical damage exposures written, coupled with average rate increases in the physical damage side of the business. The impact of this was partially offset by slight decreases in the average rates for liability exposures. However, this impact was reduced with the slight increases of liability exposures written. Federal income tax payments increased $13,368, or 61.2% in 1998 as compared to an increase of $4,883, or 28.8% in 1997 due to additional payments made in 1998 applicable to prior years.

	The increase in net losses and LAE paid, which includes the change in the losses and LAE liability, resulted primarily from a decrease in the loss and loss adjustment expense liability. Additionally, direct payments on automobile liability claims increased $29,400, or 11.7%.
The remaining amount is primarily the result of increased payments for the management incentive compensation plan and computer services expenses associated with claims coupled with increased payments assumed from C.A.R. Offsetting this, claim payments for other than automobile lines of business, after reinsurance, decreased in the first half of 1998 versus 1997. The increase in automobile liability loss payments was primarily attributable to two factors: increased payments for bodily injury claims and increased payments for property damage liability claims. The liability payments were higher primarily due to increased business writings coupled with continued efforts in the claims department to accelerate the claims settlement process in an effort to reduce the overall cost and potential build-up of bodily injury claims in the long run, as well as to reduce the overall number of open liability claims.

	The net cash flows used in investing activities were primarily the result of purchases of fixed maturities and equity securities offset by a net decrease in short-term investments and by proceeds from the sale and maturity of fixed maturities and equity securities. Investing activities were funded by accumulated cash and cash provided by operating activities during 1998 and 1997.

	Cash flows used in financing activities totaled $38,566 during 1998 compared to $37,611 during 1997. The 1998 cash flows used in financing activities consisted exclusively of dividends paid to stockholders. The 1997 cash flows used in financing activities consisted of $37,124 in dividends paid to stockholders and $487 used to purchase 20,000 shares of Treasury Stock under the Company's stock buyback program. There were no Treasury Stock purchases in 1998.

	The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims without the forced sale of investments. The carrying value (at market) of total investments at December 31, 1998 was $1,257,900. At December 31, 1998, the Company held cash and cash equivalents of $72,243 and short-term investments of $3,669. These funds provide sufficient liquidity for the payment of claims and other short-term cash needs. The Company also relies upon dividends from its subsidiaries for its cash requirements. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards to policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1998, 1997 and 1996.

	Periodically, sales have been made from the Company's fixed maturity investment portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.00 to 1.00. The Company's statutory premiums to surplus ratio was 1.32 to 1.00, 1.43 to 1.00, and
1.53 to 1.00 for the years ended December 31, 1998, 1997 and 1996, respectively.

	The Company's long-term growth objective has been to expand its writings outside of Massachusetts. In continued pursuit of this objective Commerce has become licensed in the states of Connecticut, Rhode Island, Vermont, New Hampshire and Maine.

	In keeping with the Company's long-term growth objective to expand outside Massachusetts, the Company has also monitored potential acquisition opportunities of smaller automobile insurance companies that are in need of capital, have established management in place and present significant growth opportunities in their market areas. This objective has been exemplified by the 1995 acquisition of Commerce West, a personal automobile insurer, located in Pleasanton, California and, most recently, by the Company's formation of a joint venture (ACIC Holding
Co., Inc.) in November 1998, and the subsequent acquisition, in January 1999, of ACIC, located in Columbus, Ohio.

	ACIC writes automobile and homeowners insurance solely through 38 AAA automobile clubs. Commerce and AAA SNE intend that ACIC will retain its management team and staff and continue to have its principle office in Columbus, Ohio.

	In early 1999, Commerce, a subsidiary of the Company, invested $90.8 million in the joint venture (ACIC Holding Co., Inc.) to fund the ACIC acquisition and to capitalize the joint venture that is owned together with AAA SNE. Of this $90.8 million, Commerce invested $90 million in the form of preferred stock and an additional $800 representing its 80% common stock ownership. The terms of the preferred stock call for quarterly cash dividends at the rate of 10% per annum. AAA SNE invested $200 representing its 20% common stock ownership. Commerce intends to consolidate ACIC Holding Co., Inc. and it's wholly-owned subsidiary, ACIC, for financial reporting purposes. Since 1995, Commerce has maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA SNE. AAA Insurance Agency, Inc. has been an agent of Commerce since 1985.


Internal Software Development Project with PMSC

	The Company previously announced that it had entered into an agreement with, and purchased software, known as Series III, from PMSC to allow for development of internal operating systems to enable the Company to first process policies in states outside of Massachusetts and eventually to replace the Company's systems for Massachusetts business. Although the Company began writing business in Rhode Island in early 1998 on the Series III system, in early 1999 the Company stopped work on all development. The Company is currently in the process of negotiating with PMSC as to the future continuation of the Series III system. Costs to date for this effort have been approximately $47.0 million, of which $18.4 million is applicable to 1998. Funds expended to date included the purchase of a main frame computer, license fees and the costs associated with programming, implementation and training. The vast majority of these costs were expensed as incurred.


Year 2000 Compliance

	The year 2000 issue exists primarily because most computer programs were originally coded to recognize only the last two digits in the date field. If not addressed and corrected, many systems could fail and produce erroneous results. The impact of this could lead to a material adverse impact upon the Company's business including policy and claims processing. As a result, considerable effort has taken place to assess the impact and determine whether to replace and/or reprogram the systems in order for the systems to distinguish the intended year. The Company subsequently initiated the Century Change project to address all internal/external systems, software, agents, third parties and vendors in dealing with year 2000 compliance.

	The Century Change project, enlisting both a redeployment of internal resources and additional external consultant resources, involved the development of a formal plan to address the Year 2000 problem and has progressed in accordance with that plan. The Company's plan, which was designed to, and is proceeding so as to, avoid any material adverse business production issues, organized corporate systems into four sub-categories: Data Exchange, AS400 Systems/Programs, PC Applications and PC Based Vendor Purchased Application Software. Different sub-plans were established for each category with the same Year 2000 objective in mind. As a result of this effort, the majority of the programming changes dealing with policy issuance, claims processing and maintenance have been completed as of October 1998. Other internal changes are expected to be completed in accordance with specified delivery dates as outlined in the plan. Looking forward, the project has and will continue to move into the testing phases of the plan which will primarily conclude at the end of second quarter 1999.

	The Company has reviewed the Century Change status of vendors who perform outside processing, those whose software the Company uses for internal processing and those third parties with whom the Company does significant business. Accordingly, the Company has recognized that year 2000 non-compliance could materially adversely affect the financial position, results of operations and cash flows of the Company. As a result, the Company has contacted all significant related third parties in an effort to determine year 2000 compliance. This program includes sending out questionnaires to our major business partners, including our agents, regarding their year 2000 readiness. Based on the responses received to date, the Company does not anticipate any material impact on its operations or financial condition. If there are instances where the Company ascertains a potential non-compliance, the Company will seek alternative year 2000 compliant third parties. This process is on-going and the Company has started to conduct system testing, as needed, with such third parties, which will conclude in 1999. While the Company is taking what it believes are the appropriate safeguards, there can be no assurances that the failure of such third parties to be year 2000 compliant will not have a material adverse impact on the Company. The Company expects that the implementation of the contingency plans, if necessary, will not have a material adverse effect on the Company's ability to conduct its business or on its operating results or financial condition.

	The Company's Executive Committee, as well as all departments in the Company, are currently reviewing issues dealing with identifying possible year 2000 worst case scenarios and the development of contingency plans to respond to the likelihood of these scenarios. Contingency Plans will be discussed and developed, where deemed appropriate, for all material systems and relationships during the first half of 1999. At a minimum, contingency plans will be developed for the continuation of policy and claim processing in the event that the Company's computer systems are not available due to a year 2000 related failure.

	The project to date has involved internal staff costs as well as consulting expenses to prepare the systems for the year 2000. Total costs to date for the Century Change project have been approximately $4.9 million ($3.6 million of which relate to 1998). Costs to date applicable to internal staff and external consulting have been approximately $1.6 million and $3.3 million, respectively ($1.1 million and $2.5 million, respectively, relate to 1998). Administration, programming, testing and implementation of system applications relating to the Century Change project are expected to cost an additional $1.9 million in 1999.


Market Risk:  Interest Rate Sensitivity and Equity Price Risk

	The Company's investment strategy emphasizes investment yield while maintaining investment quality. The Company's investment objective is to maintain high quality diversified investments structured to maximize after-tax investment income while minimizing risk. The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims and meet other operating needs without the forced sale of investments. Periodically sales have been made from the Company's fixed maturity portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	In conducting investing activities, the Company is subject to, and assumes, market risk. Market risk is the risk of an adverse financial impact from changes in interest rates and market prices. The level of risk assumed by the Company is a function of the Company's overall objectives, liquidity needs and market volatility.

	The Company manages its overall market risk by focusing on higher quality equity and fixed income investments, by continuously monitoring the credit strength of all companies in which investments are made, by limiting exposure in any one investment and by monitoring the quality of the investment portfolio by taking into account credit ratings assigned by recognized rating organizations.

	As part of its investing activities, the Company assumes positions in fixed maturity, equity, short-term and cash equivalents markets.
The Company is, therefore, exposed to the impacts of interest rate changes in the market value of investments. For 1998, the Company's exposure to interest rate changes and equity price risk has been estimated using sensitivity analysis. The interest rate impact is defined as the effect of a hypothetical interest rate change of plus-or-minus 200 basis points on the market value of fixed maturities and preferred stocks. The equity price risk is defined as a hypothetical change of plus-or-minus 10% in the fair value of common stocks. Changes in interest rates would result in unrealized gains or losses in the market value of the fixed maturity and preferred stock portfolio due to differences between current market rates and the stated rates for these investments. Based on the results of the sensitivity analysis at December 31, 1998, the Company's estimated market exposure for a 200 basis point increase (decrease) in interest rates was calculated. A 200 basis point increase results in a $42,665 decrease in the market value of the fixed maturities and preferred stocks. A 200 basis point decrease results in a $46,732 increase in the market value of the same securities. The equity price risk impact at December 31, 1998, based upon a 10% increase in the fair value of common stocks, would be an increase of $28,396. Based upon a 10% decrease, common stocks would decrease $28,396.



Recent Accounting Developments

	In 1997, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 97-3 Accounting by Insurance and Other Enterprises for Insurance-Related Assessments ("SOP 97-3") effective for financial statements issued for periods ending after December 31, 1998. This statement provides guidance on accounting by insurance companies on the timing of recognition, the methods of measurement, and the required disclosures for guaranty fund and other related assessments. The Company believes that the adoption of this statement will not have a material impact on the Consolidated Financial Statements.

	In 1998, the AcSEC issued Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1") effective for financial statements issued for periods beginning after December 15, 1998. This statement establishes guidance on accounting for the costs incurred related to internal use software. The Company expenses these costs as incurred and believes that the adoption of this statement will not have a material impact on the Consolidated Financial Statements.



Effects of Inflation and Recession

	The Company generally is unable to recover the costs of inflation in its Massachusetts personal automobile insurance line since the premiums it charges are subject to state regulation. The premium rates charged by the Company for personal automobile insurance are adjusted by the Commissioner only at annual intervals. Such annual adjustments in premium rates may lag behind related cost increases. Economic recessions will also have an impact upon the Company, primarily through the policyholder's election to decrease non-compulsory coverages afforded by the policy and decreased driving, each of which tends to decrease claims.

	To the extent inflation and economic recession influence yields on investments, the Company is also affected. As each of these environments affect current market rates of return, previously committed investments may rise or decline in value depending on the type and maturity of investment.

	Inflation and recession must also be considered by the Company in the creation and review of loss and LAE reserves since portions of these reserves are expected to be paid over extended periods of time. The anticipated effect of economic conditions is implicitly considered when estimating liabilities for losses and LAE. The importance of continually adjusting reserves is even more pronounced in periods of changing economic circumstances.

COMMON STOCK PRICE AND DIVIDEND INFORMATION


	The Company's common stock trades on the NYSE under the symbol "CGI". The high, low and close prices for shares of the Company's Common Stock for 1998 and 1997 were as follows:

					             1998
1997
					     High     Low     Close		 High
Low     Close
      First Quarter...........    $37-3/8 $31-3/4  $35-1/4        $29
$22-7/8  $23-1/4
      Second Quarter..........     39-5/8  34-3/8   38-3/4         24-
3/4  21-3/8   24-5/8
      Third Quarter...........     39      24-7/8   27-5/8         33-
3/8  23-7/8   30-7/8
      Fourth Quarter..........     36-1/2  22-11/16 35-7/16        36
30       32-5/8

	As of March 1, 1999, there were 1,241 stockholders of record of the Company's Common Stock, not including stock held in "Street Name" or held in accounts for participants of the Company's Employee Stock
Ownership Plan ("E.S.O.P.").

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $1.07 per share and $1.03 per share in 1998 and 1997, respectively. On May 15, 1998, the Board voted to increase the quarterly stockholder dividend from $0.26 to $0.27 per share to stockholders of record as of June 5, 1998. Prior to that declaration, the Company had paid quarterly dividends of $0.26 per share dating back to May 30, 1997 when the Board voted to increase the dividend from $0.25 to $0.26 per share.

	The Company purchased no additional Treasury Stock under the stock buyback program during 1998. The stock buyback program, authorized by the Board on May 19, 1995, enables the Company to purchase up to 3,000,000 shares of the Company's common stock. As of December 31, 1998, 1,957,348 shares of Treasury Stock were purchased under the program. Since December 31, 1998, the Company completed its share purchases under that program. Additionally, under prior Board of Director authorizations, the Company purchased 143,248 shares through March 19, 1999.

REPORT OF MANAGEMENT

	The management of the Company is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles determined by management to be appropriate in the circumstances and include amounts based on management's informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, an internal audit department, independent auditors and the Board of Directors through its audit committee.

	The Company maintains a system of internal accounting controls designed to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly.
The system of internal accounting controls is supported by the selection and training of qualified personnel combined with the appropriate division of responsibilities.

	Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management encourages open communication within the Company and requires the confidential treatment of proprietary information and compliance with all domestic laws, including those relating to financial disclosure.

	The 1998 consolidated financial statements were audited by the Company's independent auditors, Ernst & Young LLP, in accordance with generally accepted auditing standards. In addition, Ernst & Young LLP performs reviews of the unaudited quarterly financial statements. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP were valid and appropriate.

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of The Commerce Group, Inc.

	We have audited the accompanying consolidated balance sheets of The Commerce Group, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated financial statements of the Company for the year ended December 31, 1996, was audited by other auditors whose report dated January 24, 1997, expressed an unqualified opinion on those statements.

	We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Commerce Group, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                                            ERNST &
YOUNG LLP




Boston, Massachusetts
January 22, 1999

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31,
(Thousands of Dollars Except Per Share Data)

1998	  1997
ASSETS
Investments (notes A2, A3, A4 and B)
  Fixed maturities, at market (cost: $600,482 in 1998 and $566,784 in 1997).......................................................... $
619,267  $  590,597
  Preferred stocks, at market (cost: $200,270 in 1998 and $148,135 in 1997)..........................................................
197,425     148,499
  Common stocks, at market (cost: $261,360 in 1998 and $160,371 in
   1997).............................................................
283,961     178,089
  Mortgage loans on real estate and collateral notes receivable
   (less allowance for possible loan losses of $2,301 in 1998 and $2,812 in 1997)...............................................
73,510      82,839
  Short-term investments.............................................
3,669     132,700
  Cash and cash equivalents..........................................
72,243     106,188
  Other investments (cost: $7,450 in 1998 and $3,783 in 1997)........
7,825       3,783
      Total investments..............................................
1,257,900   1,242,695

Accrued investment income............................................
13,662      12,237
Premiums receivable (less allowance for doubtful receivables of
  $1,450 in 1998 and $1,451 in 1997).................................
162,878     169,469
Deferred policy acquisition costs (notes A5 and C)...................
88,759      85,264
Property and equipment, net of accumulated depreciation
  (notes A6 and D)...................................................
35,854      36,280
Residual market receivable (note F)
  Losses and loss adjustment expenses................................
111,784     129,137
  Unearned premiums..................................................
41,436      51,662
Due from reinsurers (note F).........................................
36,687      18,170
Other assets.........................................................
7,023       9,839
      Total assets...................................................
$1,755,983  $1,754,753

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Losses and loss adjustment expenses (notes A7, E and F)............ $
596,996  $  649,473
  Unearned premiums (note A8)........................................
391,424     379,599
  Current income taxes (notes A9 and G)..............................
4,061       2,656
  Deferred income taxes (notes A9 and G).............................
3,769      13,443
  Deferred income (notes A10 and F)..................................
6,948       7,271
  Contingent commissions accrued (note A11)..........................
22,067      13,861
  Payable for securities purchased...................................
62      11,500
  Other liabilities and accrued expenses.............................
24,871      27,154
      Total liabilities..............................................
1,050,198   1,104,957

Stockholders' Equity (notes B, J, K and L)
  Preferred stock, authorized 5,000,000 shares at $1.00 par value;
   none issued in 1998 and 1997......................................
-           -
  Common stock, authorized 100,000,000 shares at $.50 par value;
   issued and outstanding 38,000,000 shares in 1998 and 1997.........
19,000      19,000
  Paid-in capital....................................................
29,621      29,621
  Net accumulated other comprehensive income, net of income taxes of
   $13,621 in 1998 and $14,663 in 1997...............................
25,295      27,232
  Retained earnings..................................................
670,556     612,630

744,472     688,483
  Treasury Stock, 1,957,348 shares in 1998 and 1997, at cost
   (note A13)........................................................
(38,687)    (38,687)
      Total stockholders' equity.....................................
705,785     649,796

      Total liabilities and stockholders' equity.....................
$1,755,983  $1,754,753

The accompanying notes are an integral part of these consolidated financial statements.
25

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31,
(Thousands of Dollars Except Share and Per Share Data)

										 1998
1997 	 1996
Revenues
  Earned premiums (notes A8 and F).....................  $  745,620  $
730,497  $  668,716
  Net investment income (note B).......................      86,501
80,972      77,402
  Premium finance and service fees.....................      13,440
7,074       9,713
  Net realized investment gains (losses) (note B)......       6,769
22,770      (7,574)
       Total revenues..................................     852,330
841,313     748,257

Expenses
  Losses and loss adjustment expenses
   (notes A7, E and F).................................     531,429
526,127     475,231
  Policy acquisition costs (notes A5 and C)............     196,434
187,491     181,013
       Total expenses..................................     727,863
713,618     656,244

       Earnings before income taxes....................     124,467
127,695      92,013

Income taxes (notes A9 and G)..........................      27,975
31,480      18,049

       NET EARNINGS....................................  $   96,492  $
96,215  $   73,964

       COMPREHENSIVE INCOME............................  $   94,555  $
100,368  $   80,539

       BASIC AND DILUTED NET EARNINGS PER COMMON SHARE
        (note A12).....................................  $     2.68  $
2.67  $     2.04

       CASH DIVIDENDS PAID PER SHARE...................  $     1.07  $
1.03  $     0.81

       WEIGHTED AVERAGE NUMBER OF COMMON
        SHARES OUTSTANDING.............................  36,042,652
36,044,679  36,311,887

























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31,
(Thousands of Dollars)

					                      Net
					                   Accumulated
                                                    Other
					 Common  Paid-in  Comprehensive   Retained
Treasury
					 Stock   Capital  Income/(Loss)   Earnings
Stock     Total
Balance January 1, 1996...... $19,000  $29,621    $ 16,504     $508,948
$(24,359) $549,714

 Net earnings................                                    73,964
73,964
 Other comprehensive income:
  Net unrealized gains arising
   during the period, net of
   taxes of $3,540...........                        6,575
6,575
 Comprehensive income........
80,539
 Stockholder dividends.......                                   (29,373)
(29,373)
 Treasury stock purchased....
(13,841)  (13,841)

Balance December 31, 1996....  19,000   29,621      23,079      553,539
(38,200)  587,039

 Net earnings................                                    96,215
96,215
 Other comprehensive income:
  Net unrealized gains arising
   during the period, net of
   taxes of $2,236...........                        4,153
4,153
 Comprehensive income........
100,368
 Stockholder dividends.......                                   (37,124)
(37,124)
 Treasury stock purchased....
(487)     (487)

Balance December 31, 1997....  19,000   29,621      27,232      612,630
(38,687)  649,796

 Net earnings................                                    96,492
96,492
 Other comprehensive income (loss):
  Unrealized holding gains arising
   during the period, net
   of taxes of $1,455........                        2,702
2,702
  Reclassification adjustment
   net of tax benefits of
   ($2,498)..................                       (4,639)
(4,639)
  Other comprehensive loss...                       (1,937)
(1,937)
 Comprehensive income........
94,555
 Stockholder dividends.......                                   (38,566)
(38,566)

Balance December 31, 1998.... $19,000  $29,621    $ 25,295     $670,556
$(38,687) $705,785












The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Thousands of Dollars)

                                                              1998
1997        1996


Cash flows from operating activities
  Premiums collected..................................... $ 761,539   $
727,530   $ 675,683
  Net investment income received.........................    85,076
81,376      79,269
  Premium finance and service fees received..............    13,440
7,074       9,713
  Losses and loss adjustment expenses paid...............  (572,661)
(516,130)   (428,541)
  Policy acquisition costs paid..........................  (186,869)
(198,011)   (200,922)
  Federal income tax payments............................   (35,201)
(21,833)    (16,950)
      Net cash provided by operating activities..........    65,324
80,006     118,252

Cash flows from investing activities
  Proceeds from maturity of fixed maturities.............    64,004
108,592     170,646
  Proceeds from sale of fixed maturities.................    34,034
124,653     122,431
  Proceeds from sale of equity securities................    80,420
224,059      11,326
  Purchase of fixed maturities...........................  (134,540)
(98,098)   (200,113)
  Purchase of equity securities..........................  (224,896)
(296,714)    (85,480)
  Purchase of other investments..........................    (3,616)
(1,752)       (700)
  Net (increase) decrease in short-term investments,
    net of payable for securities purchased..............   117,531
(121,200)        -
  Payments received on mortgage loans and collateral
    notes receivable.....................................    26,788
11,386       8,311
  Mortgage loans and collateral notes originated.........   (16,450)
(19,816)     (7,446)
  Purchase of property and equipment.....................    (4,293)
(8,133)     (4,477)
  Other proceeds from investing activities...............       315
281         235
      Net cash provided by (used in) investing activities   (60,703)
(76,742)     14,733

Cash flows from financing activities
  Dividends paid to stockholders.........................   (38,566)
(37,124)    (29,373)
  Purchase of treasury stock.............................       -
(487)    (15,742)
      Net cash used in financing activities..............   (38,566)
(37,611)    (45,115)

Increase (decrease) in cash and cash equivalents.........   (33,945)
(34,347)     87,870
Cash and cash equivalents at beginning of year...........   106,188
140,535      52,665
Cash and cash equivalents at end of year................. $  72,243   $
106,188   $ 140,535
















The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Reconciliation of Net Earnings to Net Cash Provided by Operating
Activities
For the years ended December 31,
(Thousands of Dollars)

                                                              1998
1997        1996


Cash flows from operating activities
  Net earnings........................................... $  96,492   $
96,215   $  73,964
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Premiums receivable..................................     6,591
(11,634)    (30,788)
    Deferred policy acquisition costs....................    (3,495)
(2,296)    (15,808)
    Residual market receivable...........................    27,579
14,414       4,911
    Due from reinsurers..................................   (18,517)
1,489       2,238
    Losses and loss adjustment expenses..................   (52,477)
(13,359)     36,803
    Unearned premiums....................................    11,825
11,608      37,537
    Current income taxes.................................     1,405
2,485      (1,009)
    Deferred income taxes................................    (8,632)
6,984       2,098
    Deferred income......................................      (323)
(703)       (980)
    Contingent commissions...............................     8,206
(11,851)     (6,838)
    Other assets, liabilities and accrued expenses.......       533
4,992       3,017
    Net realized investment (gains) losses...............    (6,769)
(22,770)      7,574
    Other - net..........................................     2,906
4,432       5,533

       Net cash provided by operating activities......... $  65,324   $
80,006   $ 118,252






























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies

1.   Basis of Presentation

	The consolidated financial statements of The Commerce Group, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP").

	The consolidated financial statements include The Commerce Group, Inc. and its wholly-owned subsidiaries, Bay Finance Company, Inc., Clark-Prout Insurance Agency, Inc. and Commerce Holdings, Inc. ("CHI"). The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation") are wholly-owned subsidiaries of CHI. Commerce
West Insurance Company ("Commerce West") is a wholly-owned subsidiary of Commerce. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year account balances have been reclassified to conform to 1998 presentation.

	The insurance subsidiaries, Commerce, Citation and Commerce West prepare statutory financial statements in accordance with accounting practices prescribed by the National Association of Insurance
Commissioners ("NAIC"), the Commonwealth of Massachusetts, and the State of California.

	The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Investments

	All investment transactions have credit exposure to the extent that a counterparty may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. The financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, premium receivables, investments and mortgage loans on real estate. Concentrations of credit risk with respect to premiums receivable result from the fact that the Company's policyholders are concentrated primarily in one geographic area, as the Company, the largest writer of personal automobile insurance in the state of Massachusetts, writes primarily in Massachusetts. To manage credit risk, the Company focuses on higher quality fixed-income securities and preferred stocks, reviews the credit strength of all companies which it invests in, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

	Investments in fixed maturities, which include taxable and non-taxable bonds, and investments in common and preferred stocks, are carried at fair market value and are classified as available for sale. Unrealized investment gains and losses on common and preferred stocks and fixed maturities, to the extent that there is no permanent impairment of value, are credited or charged to a separate component of stockholders' equity, known as "net accumulated other comprehensive income", until realized, net of any tax effect. When investment securities are sold, the realized gain or loss is determined based upon specific identification. Fair market value of fixed maturities and common and preferred stocks is based on quoted market prices. For other securities held as investments, fair market value equals quoted market price, if available. If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. The Company has not invested more than 5% in fixed maturities of any one state or political subdivision.

	The Company originates and holds mortgage loans on real estate on properties located in the Commonwealth of Massachusetts and the State of Connecticut. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations on all new mortgage customers. Bad debt expenses have not been material in recent years.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

	Mortgage loans on real estate and collateral notes receivable are stated at the amount of unpaid principal, less an allowance for possible loan losses. The adequacy of the allowance for possible loan losses is evaluated on a regular basis by Management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers and the performance of individual loans in relation to contract terms. The provision for possible loan losses charged to operating expenses is based upon Management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when Management believes the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

	Interest on mortgage loans is included in income as earned based upon rates applied to principal amounts outstanding. Accrual of interest on mortgage loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due more than ninety days. When a loan is placed on nonaccrual status, all unpaid interest previously accrued is reversed against current period earnings.


3.   Short-Term Investments

	Short-term investments which consist of Commercial Paper, Auction Rate Preferred Stocks and Variable Rate Municipal Bonds, are carried at cost, which approximates market value.


4.   Cash and Cash Equivalents

	Cash and cash equivalents include cash currently on hand to cover operating expenses. The Company held $13,572 and $27,476 in U.S.
Government Repurchase Agreements at various banks in 1998 and 1997.
When the Company enters into a repurchase agreement through its custodian, it receives delivery of the underlying collateral. The amount of collateral, at the time of purchase and each subsequent business day, is required to be maintained at such a level that market value is equal to 102% of the resale price.


5.   Deferred Policy Acquisition Costs

	Policy acquisition costs relating to unearned premiums, consisting of commissions, premium taxes and other underwriting expenses incurred at the policy issuance, are deferred and amortized over the period in which the related premiums are earned, the amount being reduced by any potential premium deficiency. If any potential premium deficiency exists, it represents future estimated losses, loss adjustment expenses and amortization of deferred acquisition costs in excess of the related unearned premiums. There was no premium deficiency in 1998, 1997 and 1996. In determining whether a premium deficiency exists, the Company considers anticipated investment income on unearned premiums.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)


6.   Property and Equipment

	Property and equipment are stated at cost and are depreciated on the straight line method over the estimated useful lives of the assets using the following rates:


Percent
Asset Classification						Per
Annum
Buildings.......................................
2.5
Building improvements (prior to 1992)...........
2.5
Building improvements (1992 and subsequent).....
5.0
Equipment and office furniture..................
10.0
EDP equipment and copiers.......................
20.0
Automobiles.....................................
33.3

	Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the related property and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

7.   Losses and Loss Adjustment Expenses

	The liability for unpaid losses and loss adjustment expenses ("LAE") represents the accumulation of individual case estimates for reported losses and estimates for incurred but not reported ("IBNR") losses and LAE. Assumed losses and LAE are recorded as reported by the ceding organization with additional adjustments for IBNR. The liability for losses and LAE is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred through the balance sheet date. Liability estimates are continually reviewed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

8.   Premiums

	Insurance premiums are recognized as income ratably over the terms of the policies. Unearned premiums are determined by prorating policy premiums on a daily basis over the terms of the policies. A significant portion of the Company's premiums written is derived through the American Automobile Association Clubs of Massachusetts ("AAA clubs") affinity group marketing program. Of the Company's total direct premiums written, the portion attributable to the AAA group business was $457,430 or 57% in 1998 as compared to $423,243 or 55% in 1997. Of these amounts, 11% were written through insurance agencies owned by the AAA clubs and 89% were written through the Company's network of independent agents in both 1998 and 1997, respectively.

9.   Income Taxes

	The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates, unless enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

10.  Deferred Income

	Income consisting of group marketing service fees and expense reimbursements which include servicing carrier fees from Commonwealth Automobile Reinsurers ("C.A.R."), a state-mandated reinsurance mechanism, on policies written for C.A.R., are deferred and amortized over the term of the related insurance policies (see note F).

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

11.  Contingent Commissions

	In addition to state mandated commissions on policies written, the Company pays certain of its agencies compensation in the form of profit sharing. This is based, in part, on the underwriting profits of an individual agent's business written with the Company. This arrangement utilizes a three year rolling plan, with one third of each of the current and the two prior years profit or loss calculations, summed to a single amount. This amount, if positive, is multiplied by the profit sharing commission rate and paid to the agent.

12.  Net Earnings Per Common Share

	Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the years ended December 31, 1998, 1997 and 1996 was 36,042,652, 36,044,679 and
36,311,887, respectively. Weighted average number of common shares outstanding is determined by taking the average of the following calculation for a specified period of time: The daily amount of the total issued and outstanding common shares minus the total Treasury
Stock purchased.

13.  Treasury Stock (unaudited)

	On May 19, 1995, the Board of Directors of the Company announced the approval of a stock buyback program of up to 3,000,000 shares. Through December 31, 1998, the Company had purchased 1,957,348 shares of Treasury Stock under this program. Since December, 1998, the Company completed its share repurchases under that program. Additionally, under prior Board of Director authorizations, the Company purchased 143,248 shares through March 19, 1999.

14.  New and Pending Accounting Pronouncements

	During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") effective for financial statements issued for periods beginning after December 15, 1997. FAS 130 requires that a public company report changes in equity during a period except those resulting from investment by owners and distributions by owners. The financial information to be reported includes foreign currency transaction, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities (i.e. available for sale securities).

	During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), effective for financial statements issued for periods beginning after December 15, 1997. FAS 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. The financial information to be reported includes segment profit or loss, certain revenue and expense items and segment assets and reconciliations to corresponding amounts in the general purpose financial statements.

	During 1998 the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") effective for financial statements issued to fiscal years beginning after June 15, 1999. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company had no derivative or hedging activity in 1998, 1997 or 1996.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE B-Investments and Investment Income

1.   Fixed Maturities

	The amortized cost and estimated fair market values of investments in fixed maturities are as follows:

								        Gross
Gross       Estimated
						     Amortized    Unrealized
Unrealized   Fair Market
						        Cost         Gains
Losses        Value

At December 31, 1998:
  GNMA mortgage-backed bonds...........  $109,624      $  2,965      $
(1)    $112,588
  Obligations of states and
   political subdivisions..............   490,858        18,416
(2,595)     506,679
       Totals..........................  $600,482      $ 21,381      $
(2,596)    $619,267

At December 31, 1997:
  GNMA mortgage-backed bonds...........  $175,788      $  5,292      $
(11)    $181,069
  Obligations of states and
   political subdivisions..............   390,996        18,898
(366)     409,528
       Totals..........................  $566,784      $ 24,190      $
(377)    $590,597


	Proceeds from sales of investments in fixed maturities, gross gains and gross losses realized on those sales were as follows:

									 Proceeds
Gross	     Gross
									   From
Realized	    Realized
									  Sales
Gains  	     Losses

For the year ended December 31, 1998:
  GNMA mortgage-backed bonds.........................  $    -        $
-       $    -
  Obligations of states and political subdivisions...    34,034
25         (435)
       Totals........................................  $ 34,034      $
25     $   (435)

For the year ended December 31, 1997:
  GNMA mortgage-backed bonds.........................  $    -        $
-       $    -
  Obligations of states and political subdivisions...   124,653
3,994         (390)
       Totals........................................  $124,653      $
3,994     $   (390)

For the year ended December 31, 1996:
  GNMA mortgage-backed bonds.........................  $    -        $
-       $    -
  Obligations of states and political subdivisions...   122,431
367       (3,685)
       Totals........................................  $122,431      $
367     $ (3,685)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	The amortized cost and approximate fair market value of fixed maturities at December 31, 1998 and 1997, by contractual maturity, are as follows:

								          1998
1997
								                 Fair
Fair
								    Amortized   Market
Amortized   Market
								      Cost       Value
Cost      Value
Obligations of states and political subdivisions:
Due in one year or less..........................  $    -     $    -
$    -    $    -  Due after one year through five years............
2,096      2,177      2,083     2,200
Due after five years through ten years...........     1,748      1,740
1,321     1,324
Due after ten years..............................   487,014    502,762
387,592   406,004
								    490,858    506,679
390,996   409,528

GNMA mortgage-backed bonds.......................   109,624    112,588
175,788   181,069
       Total fixed maturities....................  $600,482   $619,267
$566,784  $590,597

	Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.


2. Common Stocks

	The cost and approximate fair market value of common stocks at December 31, 1998 and 1997, are as follows:

								          1998
1997
								                Fair
	        Fair
								               Market
	       Market
								     Cost       Value
Cost       Value
Preferred stock mutual funds................	   $169,394   $172,455
$115,943  $ 119,439
Common stocks...............................	     91,966    111,506
44,428     58,650
            Total common stocks.............	   $261,360   $283,961
$160,371  $ 178,089

3. Mortgage Loans on Real Estate and Collateral Notes Receivable

	At December 31, 1998 and 1997, mortgage loans on real estate and collateral notes receivable consisted of the following:

	December 31,
										  1998
	1997
                  Residential (1st Mortgages)............   $59,377
$58,430
                  Residential (2nd Mortgages)............       261
523
                  Commercial (1st Mortgages).............    13,762
14,755
                  Commercial (2nd Mortgages).............       104
172
                                                             73,504
73,880
                  Collateral notes receivable............     2,307
11,771
                                                             75,811
85,651
                  Allowance for possible loan losses.....    (2,301)
(2,812)
                    Mortgage loans on real estate and
                       collateral notes receivable.......   $73,510
$82,839

35

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	Fair value of the Company's mortgage loans on real estate and collateral notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. The future cash flows associated with certain non-performing loans are estimated based on expected payments from borrowers either through work out arrangements or the disposition of collateral. The fair value of mortgage loans on real estate and collateral notes receivable at December 31, 1998 and 1997, prior to the allowance for possible loan losses, was $78,382 and $87,867, respectively, which was estimated by discounting the future cash flows.

	At December 31, 1998 and 1997 mortgage loans which were on nonaccrual status amounted to $1,638 and $2,021, respectively. The reduction in interest income associated with nonaccrual loans was $205, $207 and $152 for the years ended December 31, 1998, 1997 and 1996, respectively.

	The Company originates and services residential and commercial mortgages in Massachusetts and Connecticut. The Company's exposure is 80% or less of the appraised value of any collateralized real property. The ability and willingness of residential and commercial borrowers to honor their repayment commitments is generally dependent upon the level of overall economic activity and real estate values.

	A summary of the changes in the allowance for possible loan losses follows:

                                                                    Year
ended December 31,

1998          1997
            Balance, beginning of year........................      $
2,812      $  2,760
              Increase (decrease) in provision for possible
                loan losses...................................
(511)           52

            Balance, end of year..............................      $
2,301      $  2,812

	The following table describes mortgage principal balances by maturity, total mortgages over 90 days past due and total mortgages in foreclosure:

1998          1997
            Fixed rate mortgages maturing:
              One year or less................................      $
-        $      4
              More than one year to five years................
1,886         2,062
              More than five years to ten years...............
7,121         4,608
              Over ten years..................................
48,053        46,868
                   Total fixed mortgages......................      $
57,060      $ 53,542

            Adjustable rate mortgages maturing:
              One year or less................................      $
-        $    -
              More than one year to five years................
67           -
              More than five years to ten years...............
395           498
              Over ten years..................................
15,831        19,840
                   Total adjustable mortgages.................      $
16,293      $ 20,338

            Past due over 90 days.............................      $
1,638      $  2,021

            Mortgages in foreclosure..........................      $
979      $  1,459

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)


4. Net Investment Income
	The components of net investment income were as follows:

										Year ended
December 31,
									   1998
1997	       1996
      Interest on fixed maturities..................  $ 41,368      $
46,449      $ 56,034
      Dividends on common and preferred stocks......    32,145
19,799        12,765
      Interest on cash and short-term investments...     8,683
10,544         4,022
      Interest on mortgage loans....................     6,604
6,578         6,737
      Other.........................................       119
122           105
               Total investment income..............    88,919
83,492        79,663
      Investment expenses...........................     2,418
2,520         2,261
               Net investment income................  $ 86,501      $
80,972      $ 77,402

5. Net Realized and Unrealized Investment Gains (Losses)

	Net realized investment gains (losses) were as follows:

										Year ended
December 31,
									  1998
1997        1996
Net realized investment gains (losses):
  Fixed maturities................................. $  (2,804)    $
1,419    $ (7,364)
  Preferred stocks.................................      (727)
6        (349)
  Common stocks....................................     9,313
21,440         456
  Other............................................       987
(95)       (317)
      Total........................................ $   6,769     $
22,770    $ (7,574)

6. Other Comprehensive Income (Loss)

	Net increases (decreases) in other comprehensive income (loss) less applicable income tax expense were as follows:

>CAPTION>
										Year ended
December 31,
									  1998
1997        1996
Other comprehensive income (loss):
  Fixed maturities................................. $  (5,028)    $
7,622    $  2,222
  Preferred stocks.................................    (3,209)
1,165        (424)
  Common stocks....................................     4,883
(2,398)      8,317
  Other............................................       375          -
-
  Tax expense......................................     1,042
(2,236)     (3,540)
      Total........................................ $  (1,937)    $
4,153    $  6,575

	A summary of net accumulated other comprehensive income (loss) on stocks and fixed maturity investments in 1998, 1997 and 1996 follows:

										Year ended
December 31,
									  1998
1997	   1996
   Unrealized gains................................ $  49,184     $
43,675    $ 40,227
   Unrealized losses...............................   (10,268)
(1,780)     (4,721)
   Tax expense.....................................   (13,621)
(14,663)    (12,427)
      Net accumulated other comprehensive
        income..................................... $  25,295     $
27,232    $ 23,079

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)


NOTE C-Deferred Policy Acquisition Costs

	Policy acquisition costs incurred and amortized to income are as follows:

										Year ended
December 31,
									  1998
1997	   1996
            Balance, beginning of year............. $  85,264     $
82,968    $ 67,160
            Costs deferred during the year.........   199,929
189,787     196,821
            Amortization charged to expense........  (196,434)
(187,491)   (181,013)
            Balance, end of year................... $  88,759     $
85,264    $ 82,968

NOTE D-Property and Equipment

	A summary of property and equipment at December 31, is as follows:

											 1998
1997
			Buildings.................................    $ 30,719
$ 27,873
			Equipment and office furniture............      33,230
30,286
			Building improvements.....................         838
828
										      64,787
58,987
				Less accumulated depreciation.......
(29,907)    (25,081)
										      34,880
33,906
			Land......................................         939
934
			Construction in progress..................          35
1,440
										    $ 35,854
$ 36,280

	Depreciation expense incurred was $4,706, $4,213 and $3,202 for the years ended December 31, 1998, 1997 and 1996, respectively.
Depreciation expense is allocated evenly between losses and loss adjustment expenses and policy acquisition costs.

NOTE E-Losses and Loss Adjustment Expenses

	Liabilities for unpaid losses and loss adjustment expenses at December 31, consist of:

											1998
	1997
			Unpaid loss and LAE reserves..............    $666,177
$725,886
			Salvage and subrogation recoverable.......
(69,181)    (76,413)
										    $596,996
$649,473

	Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and LAE. Quarterly, the Company reviews these reserves internally. Regulations of the Division of Insurance require the Company to annually obtain a certification from either a qualified actuary or an approved loss reserve specialist that its loss and LAE reserves are reasonable.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	When a claim is reported to the Company, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding the claim and the policy provisions relating to the loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. During the loss adjustment period, these estimates are revised as deemed necessary by the Company's claims department based on subsequent developments and periodic reviews of the cases.

	In accordance with industry practice, the Company also maintains reserves for estimated IBNR. IBNR reserves are determined on the basis of historical information and the experience of the Company.
Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items that can be expected to affect the Company's liability for losses and LAE over time.

	When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as (i) per claim information, (ii) the historical loss experience of the Company and industry and (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, changes and trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

	By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and LAE. After taking into account all relevant factors, management believes that the provision for losses and LAE at December 31, 1998 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability, however, may be greater or lower than reserves.
Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

	Included in the loss reserve methodologies described above, are liabilities for unpaid claims and claim adjustment expenses for environmental related claims such as oil spills and lead paint. Reserves have been established to cover these claims for both known and unknown losses. Because of the Company's limited exposure to these types of claims, management believes they will not have a material impact on the consolidated financial position of the Company in the future. Loss reserves on environmental related claims amounted to $5,687 and $6,924 in 1998 and 1997, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including C.A.R., as shown in the Company's consolidated financial statements for the periods indicated.

										Year ended
December 31,
									  1998
1997	      1996
Loss and loss adjustment expense reserves,
 beginning of year, prior to effect of ceded
 reinsurance recoverable............................. $530,077
$533,980     $493,911

Incurred losses and loss adjustment expenses:
   Provision for insured events of the current year..  592,796
609,930      562,997
   Decrease in provision for insured events of
    prior years......................................  (61,367)
(83,803)     (87,766)
     Total incurred losses and loss adjustment
      expenses.......................................  531,429
526,127      475,231

Payments:
   Losses and loss adjustment expenses attributable
    to insured events of the current year............  335,047
322,882      267,653
   Losses and loss adjustment expenses attributable
    to insured events of prior years.................  227,630
207,148      167,509
     Total payments..................................  562,677
530,030      435,162

   Loss and loss adjustment expense reserves prior to
    effect of ceded reinsurance recoverable..........  498,829
530,077      533,980
   Ceded reinsurance recoverable.....................   98,167
119,396      128,852
Reserves for losses and loss adjustment expenses
 at the end of year per financial statements.........	$596,996
$649,473     $662,832

	The provision for insured events of the current year is lower for 1998 compared to 1997 primarily due to better loss results in the Company's bodily injury area mainly due to improved severity of bodily injury claims coupled with slightly improved claim frequency.

	The provision for loss and LAE reserves relating to prior years is lower in 1998 due primarily to activity in the bodily injury area. Redundancies from prior year losses realized in the current year, relating to bodily injury claims, were approximately $18.0 million less in 1998, as compared to 1997. Approximately $11.0 million of this amount was attributable to voluntary personal automobile bodily injury loss reserves and $7.0 million to fewer redundancies from C.A.R. assumed reserves.

	The increases in payments and incurred losses primarily resulted from increases in total loss and loss adjustment expense payments on the direct personal automobile lines of business of approximately 11.0%.
Net loss payments in the direct personal automobile lines of business increased approximately 11.7% or $29,400 which were offset by a decrease in payments for other than automobile lines of business of approximately 18.2% or $5,748 compared to 1997. The decrease in other than automobile loss payments was primarily the result of more favorable weather in 1998 versus the weather experienced in 1997. The increase in automobile loss payments was attributable primarily to three factors: increased payments for collision coverages; increased payments for bodily injury claims; and increased payments for property damage liability claims. Bodily injury payments were higher primarily due to increased business writings coupled with initiatives in the claims department to accelerate the claims settlement process in an effort to reduce the overall cost of bodily injury claims in the long run as well as to reduce the overall number of open bodily injury claims.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	The Company's loss and LAE reserves reflect its share of the aggregate loss and LAE reserves of all Servicing Carriers. The Company is a defendant in various legal actions arising from the normal course of its business. These proceedings are considered to be ordinary to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial statements of the Company.


NOTE F-Reinsurance Activity

	The Company has reinsurance contracts for casualty and catastrophe coverages. These reinsurance arrangements minimize the Company's losses arising from large risks and protect the Company against numerous losses from a single occurrence or event. The Company also has a quota share reinsurance contract on its other than automobile business.

Property, Catastrophe and Quota Share Reinsurance

	From September 30, 1995 through June 30, 1998, the Company had a combined property quota share and excess loss reinsurance contract which was written with six reinsurance companies. Under the quota share portion of the arrangement, the reinsurers indemnified the Company for 45% of the loss and LAE, and paid a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company paid to the reinsurers 49% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement was $50.0 million and the maximum annual aggregate occurrence loss reimbursement was $75.0 million. Under the excess loss reinsurance portion of the arrangement, the Company reinsured each risk, retaining $125 and reinsuring 100% of the next $875.

	Various catastrophe only reinsurance programs were utilized from 1996 through May, 1998 in conjunction with the quota share and excess loss program noted above.

	Effective July 1, 1998, the Company expanded the quota share portion of the program. A 75% quota-share reinsurance program was incepted, covering all non-automobile property and liability business, except umbrella policies. The excess loss portion of the program was reduced on July 1, 1998 and completely eliminated on September 30, 1998. The expanded program is split between American Re-Insurance Company, Employers Reinsurance Corporation, Nationwide Mutual Insurance Company and Swiss Reinsurance America Corporation. The maximum per occurrence loss reimbursement is the higher of 350% of premium ceded under the program or $175.9 million. The maximum annual aggregate occurrence loss reimbursement is the higher of 450% of premium ceded under the program or $226.1 million. A sliding scale commission, based on loss ratio, is utilized under this program. This program provides the Company with sufficient protection for catastrophe coverage so as to enable the Company to forego pure catastrophe reinsurance coverage, which was previously tailored in conjunction with the former quota share arrangement.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)


NOTE F-Reinsurance Activity - (continued)

	The table below provides information depicting the approximate recovery under the expanded quota share contract at various loss scenarios, if a single catastrophe were to strike:

										 Net Loss
				  Total		Reinsurance		Retained by
				  Loss 		 Recovery  		the Company

				$ 50,000		  $ 37,500		  $12,500
				 100,000		    75,000		   25,000
				 150,000		   112,500		   37,500
				 200,000		   150,000		   50,000
				 250,000		   175,875		   74,125

	Under the above scenario, the Company has no reinsurance recoveries for a single event catastrophe in excess of a total loss of approximately $234.5 million. The Company's estimated total loss on its other than automobile business for 100 and 250 year storms is $108.6 million and $184.2 million, respectively. The Company estimates were derived through the services of Swiss Reinsurance America Corporation who utilized the CLASIC model provided by Applied Insurance Research.

	Written premiums ceded in 1998, 1997 and 1996 under the above referenced programs were $54.0 million, $27.5 million and $26.6 million, respectively. Ceding commission income is calculated on a ceded earned premium basis.

Casualty Reinsurance

	Through December 31, 1996, casualty reinsurance was on an excess of loss basis for any one event or occurrence with a maximum recovery of $4.0 million over a net retention of $1.0 million. Effective January 1, 1997, casualty reinsurance is on an excess of loss basis for any one event or occurrence with a maximum recovery of $9.0 million over a net retention of $1.0 million. This coverage is placed with Swiss Reinsurance America Corporation (rated A+ by A.M. Best).

	Effective January 1, 1995, personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million for policies with underlying automobile coverage of $250/$500 or more. Effective January 1, 1996, the Company added personal liability umbrella reinsurance coverage for policies with underlying automobile coverage of $100/$300, on a 65% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $3.0 million. These coverages are placed with American Re-Insurance Company (rated A+ by A.M. Best).

	Earned premiums and losses and loss adjustment expenses are stated in the accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than C.A.R. are as follows:

										Year ended
December 31,
								            1998
1997        1996
  Written premiums ceded............................      $56,341
$32,190    $ 31,289
  Earned premiums ceded.............................       43,518
33,847      36,261
  Losses and loss adjustment expenses ceded.........       16,542
10,616      22,453

	The Company, as primary insurer, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.
42

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)


NOTE F-Reinsurance Activity - (continued)

C.A.R.

	C.A.R., a state-mandated reinsurance mechanism, enables the Company and 45 other writers of automobile insurance in Massachusetts ("Servicing Carriers") to reinsure any automobile risk that the insurer perceives to be underpriced at the premium level permitted by the Massachusetts Insurance Commissioner (the "Commissioner"). Servicing Carriers, who are responsible for over 99.0% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to "take-all-comers" regulations, but may reinsure undesirable business with C.A.R.

	The Company pays to C.A.R. all of the premiums generated by the policies it has ceded and C.A.R. reimburses the Company for all losses incurred on account of ceded policies. In addition, the Company receives a fee for servicing ceded policies based on the expense structure established by C.A.R. For the years ended December 31, 1998, 1997 and 1996, these servicing fees amounted to $15,574, $17,333 and $17,127, respectively.

	Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both the personal and commercial pools. The Company is required to share in the underwriting results of C.A.R. business for its respective product lines. Under current regulations, the Company's share of the C.A.R. personal or commercial deficit is based upon its market share for retained automobile risks for the particular pool, adjusted by a "utilization" concept, such that, in general, the Company is disproportionately and adversely affected if its relative use of C.A.R. reinsurance exceeds that of the industry, and favorably affected if its relative use of C.A.R. reinsurance is less than that of the industry. The Company's strategy has been to voluntarily retain more types of private passenger automobile business that are factored as credits, thereby favorably impacting the utilization formula. As a result of increased voluntary retention, the credits impacting the utilization formula have favorably affected the Company's participation ratio. During 1998, 1997 and 1996, the Company's net participation in the C.A.R. personal automobile pool approximated 16.7%, 18.0% and 19.0%, respectively.

	Written premiums, earned premiums, losses incurred and the liabilities for unearned premiums, unpaid losses ceded to and assumed from C.A.R. were as follows:

			    				Year ended December 31,

			    	     1998              	     1997
1996
			     Ceded      Assumed	     Ceded      Assumed
Ceded       Assumed
Income Statement
 Written premiums... $ 70,435    $ 74,644    $ 71,816    $ 76,530    $
82,861    $ 93,703
 Earned premiums....   68,383      75,718      71,977      82,866
85,977      92,469
 Losses incurred....   64,784      95,937      83,240      89,081
84,074      93,278

Balance Sheet
 Unearned premiums.. $ 41,436    $ 39,271    $ 51,662    $ 40,345    $
49,487    $ 46,681
 Unpaid losses......  111,784      99,427     129,137     102,819
145,726     117,237

	The Company presents assets and liabilities gross of reinsurance. The Residual Market Receivable represents the gross amount of reinsurance recoverable from C.A.R. including unpaid losses, unearned premiums, paid losses recoverable and unpaid ceded and assumed premiums.

	The current C.A.R. utilization-based participation ratio has been in place for the personal automobile market since 1993. During 1998, 1997 and 1996 the Company's amount of personal automobile exposures it reinsured through C.A.R. approximated 6.4%, 6.6% and 8.1%, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998  1997 and 1996
(Thousands of Dollars)

NOTE G-Income Taxes

	The Company and its subsidiaries file a consolidated federal income tax return.

	The federal income tax expense consisted of the following:

									      Year ended
December 31,
									      1998
1997        1996
			Current............................    $ 36,607     $
24,496    $ 15,951
			Deferred...........................      (8,632)
6,984       2,098
									   $ 27,975     $
31,480    $ 18,049

	Deferred taxes arise from temporary differences in the basis of assets and liabilities for tax and financial statement purposes. The sources of these differences and the related tax effects consisted of the following:

									        Year ended
December 31,
									      1998
1997         1996
  Unearned premiums..................................    $     39     $
(769)   $ (3,695)
  Discounting of loss reserves.......................       2,782
2,421      (2,954)
  Bad debt expense...................................         (17)
129         131
  Deferred policy acquisition costs..................        (782)
1,297       6,022
  Salvage and subrogation recoverable................        (233)
(406)        425
  Tax depreciation in excess of book depreciation....         109
151         192
  Book value rights/book value awards/stock
   appreciation rights...............................     (11,056)
4,912       1,686
  Deferred items not included above..................         526
(751)        291
        Deferred income tax..........................      (8,632)
6,984       2,098
  Other comprehensive income (loss)..................      (1,042)
2,236       3,540
        Change in deferred tax liability.............    $ (9,674)    $
9,220    $  5,638

	Realization of a deferred tax asset is dependent on generating sufficient taxable income in future years. Although realization is not assured, Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Deferred tax liabilities (assets) were comprised of the following components at December 31, 1998 and 1997:

1998         1997
Unearned premiums................................................
$(20,569)    $(20,608)
Discounting of loss reserves.....................................
(18,597)     (21,379)
Book value awards/stock appreciation rights......................
(2,857)         -
Bad debt allowances..............................................
(789)        (772)
      Deferred tax assets........................................
(42,812)     (42,759)

Deferred policy acquisition costs................................
25,050       25,832
Salvage and subrogation recoverable..............................
1,768        2,001
Tax depreciation in excess of book depreciation..................
2,965        2,856
Book value awards/stock appreciation rights......................
-          8,199
Net accumulated comprehensive income.............................
13,621       14,663
Deferred items not included above................................
3,177        2,651
      Deferred tax liabilities...................................
46,581       56,202

      Net deferred tax liability.................................  $
3,769     $ 13,443

44

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)



NOTE G-Income Taxes (continued)

	Federal income tax on income is less than the amount computed by applying the statutory rate of 35% for the years ended 1998, 1997 and 1996 for the following reasons:

								Year ended December 31,

					   1998            	   1997
1996
Tax at statutory rate..  $ 43,563     35.0%       $44,693       35.0%
$32,205    35.0%
Tax exempt interest....    (8,429)    (6.8)        (8,036)      (6.3)
(10,062)  (10.9)
Dividends paid to ESOP
  participants.........      (762)    (0.6)          (782)      (0.6)
(1,169)   (1.3)
Dividends received
  deduction............    (6,152)    (4.9)        (4,567)      (3.6)
(3,167)   (3.4)
Other..................      (245)    (0.2)           172        0.2
242     0.2
Tax at effective rate..  $ 27,975     22.5%       $31,480       24.7%
$18,049    19.6%

NOTE H-Related-Party Transactions

	The Company has made loans to insurance agencies and other organizations with which the Company transacts business on a regular basis. At December 31, 1998, eight of these loans, which had an aggregate outstanding principal balance of $2,738, were collateralized by the assets of the agencies. At December 31, 1997, seven of these loans which had an aggregate outstanding principal balance of $12,161 were collateralized by the assets of the agencies. At December 31, 1998 and 1997 there were no mortgage loans outstanding to agents collateralized by real estate.

	One Director of the Company is the Chairman Emeritus and Assistant Clerk of an insurance agency which is one of the Company's independent insurance agencies. This Director sold his ownership interest in that agency in 1994, although he remains associated with it in the above stated capacity. This Director also continues to receive payments under non-competition and loan agreements. This Director receives no direct or indirect compensation based on the commissions paid to the agency by the Company. During the years ended December 31, 1998, 1997 and 1996, the agency received from the Company commissions of $940, $834 and $906, respectively, in the aggregate, for policies written. The Company also purchased certain insurance coverages through the agency and paid premiums for these policies of $520, $367 and $360 in 1998, 1997 and 1996, respectively.

NOTE I-Employee Stock Ownership Plan and 401(k) Plan

	The Company offers an Employee Stock Ownership Plan ("E.S.O.P.") and 401(k) Plan for the benefit of substantially all employees, including those of the Company's subsidiaries. The E.S.O.P. is noncontributory on the part of participants and contributions are made at the discretion of the Board of Directors. The Company is under no obligation to make contributions or maintain the E.S.O.P. for any length of time, and may completely discontinue or terminate the E.S.O.P at any time without liability. Contributions by the Company and subsidiaries to the E.S.O.P. for the years ending December 31, 1998, 1997 and 1996 were $5,412, $4,841 and $6,216, respectively. The E.S.O.P. owned 3,186,968 and 3,305,986 shares of the Company's common stock at December 31, 1998 and 1997, respectively.

	The 401(k) Plan, implemented in September, 1998, enables eligible employees to contribute up to 15% of eligible compensation on a pre-tax basis up to the annual maximum limits under federal tax law. The
Company incurs no expenses in the form of matching contributions but does pay for administration of the Plan.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars Except for Per Share Data)

NOTE J-Stockholders' Equity

Book Value Rights, Book Value Awards and Stock Appreciation Rights
Program

	The Board of Directors authorized a Book Value Rights Program which provided for the payment of awards in cash to key employees based upon specified increases in the book value of the Company at the end of the program period, which is December 31st of the third year after the rights were granted. Expenses relating to this Book Value Rights Program were $234 in 1996. The Book Value Rights Program was replaced by a Book Value Awards Program in 1994 maturing on December 31, 1996 and beyond.

	The Management Incentive Plan approved by the Company's stockholders in May, 1994 provides for the award of incentive stock options, non-qualified stock options, book value awards, stock appreciation rights, restricted stock and performance stock units. Up to 2,500,000 shares of common stock (subject to increase for anti-dilution adjustments) may be issued under the Plan, including shares that may be issued pursuant to awards of restricted stock or upon the exercise of common stock equivalent awards such as stock options and stock appreciation rights payable in the form of common stock (not in the form of cash). All directors, officers and other senior management employees of the Company or any of its subsidiaries are eligible to participate in this Management Incentive Plan. Book value awards issued relating to this Plan totalled 482,215, 453,488 and 468,381 in 1998, 1997 and 1996, respectively. Stock appreciation rights issued also relating to this Plan totalled 509,872, 493,492 and 520,625 in 1998, 1997 and 1996, respectively. The outstanding book value awards and stock appreciation rights entitle the holders to cash payments based upon the extent to which, if at all, the per share book value or market value, as applicable, of the common stock exceeds certain thresholds set at the time the award was granted. Expenses relating to book value awards were $470, $3,068 and $2,140 in 1998, 1997 and 1996, respectively. Expenses (income) relating to stock appreciation rights were ($656), $15,657 and $6,224 in 1998, 1997 and 1996, respectively.
Aggregate liabilities for the combined programs were $9,609 and $23,426 at year-end 1998 and 1997, respectively.

NOTE K-Net Capital Requirements

	The insurance companies included in the consolidated financial statements are subject to the financial capacity guidelines established by their respective state Divisions of Insurance. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1998, 1997 and 1996.

	To the extent Commerce and Citation are restricted from paying dividends to CHI, CHI will be limited in its ability to pay dividends to the Company. On this basis, the Company's ability to pay dividends to its stockholders is limited. During 1998 Commerce and Citation paid $43,300 and $8,338 in dividends, respectively, to CHI; CHI then paid $51,345 to the Company in March 1998. During 1997, Commerce and Citation paid $39,375 and $7,040 in dividends, respectively, to CHI; CHI then paid $46,305 to the Company in March 1997.

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $1.07 per share and $1.03 per share in 1998 and 1997, respectively. On May 15, 1998, the Board voted to increase the quarterly stockholder dividend from $0.26 to $0.27 per share to stockholders of record as of June 5, 1998. Prior to that declaration, the Company had paid quarterly dividends of $0.26 per share dating back to May 30, 1997 when the Board voted to increase the dividend from $0.25 to $0.26 per share.
46

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars)


NOTE L-Statutory Balances

	Following is a GAAP to Statutory reconciliation for both earnings and policyholders surplus for the combined operations of Commerce, Citation and Commerce West:

					     	      1998          	   1997
1996
					    Earnings  Equity     Earnings   Equity
Earnings    Equity
GAAP............................  $ 93,888  $649,751   $101,528
$609,416  $ 74,432   $550,151
Deferred income taxes...........    (1,971)    5,423      4,039
8,352       929      2,165
Deferred acquisition costs......    (3,495)  (88,759)    (2,296)
(85,264)  (15,808)   (82,968)
Bonds-book versus market........       -     (18,786)       -
(23,812)      -      (16,194)
Preferred stock-market versus
 book...........................       -      (1,307)       -
(429)      -         (331)
Deferred income.................      (326)    6,744       (697)
7,071      (963)     7,768
Deferred service fee income.....        91     3,411      1,784
3,139     1,538      1,538
Deferred reinsurance
 commissions....................     5,728    10,253     (1,267)
4,424     2,082      5,796
Statutory reserve over statement
 reserves.......................       -      (4,072)       -
(8,567)      -       (5,397)
Goodwill in subsidiary..........      (291)    1,936       (291)
2,226      (270)     2,515
Difference in GAAP to statutory
 net income in subsidiary.......        80       -           57       -
416        -
Other...........................       -      (1,091)       -
42         4       (304)
     Total adjustments..........      (184)  (86,248)     1,329
(92,818)  (12,072)   (85,412)
Statutory.......................  $ 93,704  $563,503   $102,857
$516,598  $ 62,360   $464,739

NOTE M-Segment Information

	The Company has three reportable segments: (1) property and casualty insurance; (2) real estate and commercial lending; and, (3) corporate and other. The Company's property and casualty insurance operations are written through Commerce, Citation and Commerce West and are marketed to affinity groups, individuals, families and businesses through the Company's relationships with professional independent insurance agencies. The Company's real estate and commercial lending operations are a result of insurance companies having the authorization to invest in mortgages. The Company's wholly-owned subsidiary, Bay Finance Company, Inc., originates and services residential and commercial mortgages in Massachusetts and Connecticut. The corporate and other segment represents the remainder of the Company's activities, including those of the parent company.

	The Company evaluates performance and allocates resources based primarily on the property and casualty insurance segment which represents 99.0% of the Company's total revenue for the past three years. The accounting policies of the reportable segments are the same as those described in Note A - Summary of Significant Accounting
Polices.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars Except for Per Share Data)


NOTE M-Segment Information - (continued)

Selected information by industry segment for 1998, 1997 and 1996 is summarized as follows:

										Earnings
Before	Identifiable
								Revenue	  Income
Taxes 	   Assets
1998
  Property and casualty insurance............   $843,798        $117,259
$1,672,999
  Real estate and commercial lending.........      5,049           5,049
74,070
  Corporate and other........................      3,483           2,159
8,914
	Consolidated...........................   $852,330        $124,467
$1,755,983

1997
  Property and casualty insurance............   $833,482        $132,722
$1,659,374
  Real estate and commercial lending.........      4,448           4,448
83,420
  Corporate and other........................      3,383
(9,475)          11,959
	Consolidated...........................   $841,313        $127,695
$1,754,753

1996
  Property and casualty insurance............   $740,707        $ 91,242
$1,590,695
  Real estate and commercial lending.........      4,249           4,249
75,255
  Corporate and other........................      3,301
(3,478)          10,849
	Consolidated...........................   $748,257        $ 92,013
$1,676,799

NOTE N-Supplement to Consolidated Statements of Cash Flows

	During the years ended December 31, 1998 and 1997, the Company did not acquire any property through foreclosure of mortgages. During 1996, the Company acquired property through foreclosure of mortgages held with remaining principal balances at the time of foreclosure of $245.


NOTE O-Insolvency Fund Assessments

	As provided in the statutes, insurance companies which write business in Massachusetts are assessed for losses attributable to the insolvency of other insurance companies by the Massachusetts Insurers Insolvency Fund ("M.I.I.F."). From its inception, on August 2, 1972 through December 31, 1998, the M.I.I.F. has approved assessments totaling $126,822, of which the Company's share was approximately $7,269. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. By statute, no insurer may be assessed in any year an amount greater than two percent of that insurer's net direct written premiums for the calendar year preceding the assessment. Although the timing and amounts of any such assessments are not known, Management is of the opinion that such assessments will not have a material effect on the consolidated financial position of the Company. According to statute, the assessed insurance companies have the right to recoup amounts paid to the M.I.I.F., over a reasonable length of time, through premium rates approved by the Commissioner. The Company's policy has been to recognize the recovery of the assessed amounts as received. Refunds of assessments by the M.I.I.F. for the year ended December 31, 1998 and 1997 were $271 and $283, respectively. Assessments by the M.I.I.F. for the year ended December 31, 1996 were $742.

	In 1997, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 97-3 Accounting by Insurance and Other Enterprise for Insurance-Related Assessments ("SOP 97-3") effective for financial statements issued for periods ending after December 31, 1998. This statement provides guidance on accounting by insurance companies on the timing of recognition, the methods of measurement, and the required disclosures for guaranty fund and other related assessments. The Company believes that the adoption of this statement will not have a material impact on the Consolidated Financial Statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
(Thousands of Dollars Except for Per Share Data)


NOTE P-Quarterly Results of Operations (Unaudited)

An unaudited summary of the Company's 1998 and 1997 quarterly performance is as follows:

1998								   First      Second
Third     Fourth
								  Quarter     Quarter
Quarter    Quarter
Total revenues.................................  $214,380    $217,610
$206,060   $214,280
Net earnings...................................    25,235      19,585
29,861     21,811
Comprehensive income...........................    23,953      16,473
32,417     21,712
Net earnings excluding the after-tax impact
 of net realized investment gains (losses)(1)..    22,764      18,752
29,862     20,714
Net earnings per weighted average common
  share (basic and diluted)....................      0.70        0.54
0.83       0.61
Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (losses)(1)........       0.63        0.52
0.83       0.58
Cash dividends paid per share..................      0.26        0.27
0.27       0.27


1997
Total revenues.................................  $199,069    $205,589
$225,131   $211,524
Net earnings...................................    16,638      19,971
35,012     24,594
Comprehensive income...........................    12,355      30,328
27,722     30,283
Net earnings excluding the after-tax impact
 of net realized investment gains (losses)(1)..    16,830      18,531
21,365     24,688
Net earnings per weighted average common
  share (basic and diluted)....................      0.46        0.56
0.97       0.68
Basic and diluted net earnings per common
 share excluding the after-tax impact of net
 realized investment gains (losses)(1)........       0.47        0.52
0.59       0.68
Cash dividends paid per share..................      0.25        0.26
0.26       0.26

(1) The above figures are presented to provide information to the reader due to the amount of, and fluctuations in, net realized gains and losses. The amounts noted, commonly known as
    Operating Income, are important measures of corporate performance.

NOTE Q-Subsequent Events (Unaudited)

	Commerce, a subsidiary of the Company, formed a joint venture (ACIC Holding Co., Inc.) in November 1998 with AAA Southern New England ("AAA SNE") and completed the subsequent acquisition of ACIC, located in Columbus, Ohio. in January 1999. ACIC writes automobile and homeowners insurance solely through 38 AAA automobile clubs. Commerce and AAA SNE intend that ACIC will retain its management team and staff and continue to have its principle office in Columbus, Ohio. In early 1999, Commerce invested $90.8 million in the joint venture (ACIC Holding Co., Inc.) to fund the ACIC acquisition and to capitalize the joint venture that will be owned together with AAA SNE. Of this $90.8 million, Commerce invested $90 million in the form of preferred stock and an additional $800 representing its 80% common stock ownership. The terms of the preferred stock call for quarterly cash dividends at the rate of 10% per annum. AAA SNE invested $200 representing its 20% common stock ownership. Commerce intends to consolidate ACIC Holding Co., Inc., and it's wholly-owned subsidiary, ACIC, for financial reporting purposes. Since 1995, Commerce has maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA SNE. AAA Insurance Agency, Inc. has been an agent of Commerce since 1985.

SELECTED CONSOLIDATED FINANCIAL DATA

	The selected consolidated financial data presented below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto. This financial data has been extracted from financial statements audited by Ernst & Young LLP in 1998 and 1997 and by other auditors in 1994 through 1996. All dollar amounts set forth in the following tables are in thousands except per share data.

									Year ended
December 31,
						    1998         1997        1996
1995        1994
Statement of Earnings Data:
  Net premiums written...........	$  745,048   $  741,501  $  711,570
$  603,421  $  589,197
  (Increase) decrease in
    unearned premiums............	       572      (11,004)
(42,854)    (10,831)    (17,144)
  Earned premiums................	   745,620      730,497     668,716
592,590     572,053
  Net investment income..........	    86,501       80,972      77,402
71,313      62,901
  Premium finance and service
    fees.........................	    13,440        7,074       9,713
19,420      18,497
  Net realized investment gains
   (losses)......................	     6,769       22,770
(7,574)        712      45,612
       Total revenues............	   852,330      841,313     748,257
684,035     699,063

  Losses and loss adjustment
   expenses......................	   531,429      526,127     475,231
367,552     369,660
  Policy acquisition costs.......	   196,434      187,491     181,013
166,741     157,415
       Total expenses............	   727,863      713,618     656,244
534,293     527,075

  Earnings before income taxes...	   124,467      127,695      92,013
149,742     171,988
  Income taxes...................	    27,975       31,480      18,049
39,541      49,405
       Net earnings..............	$   96,492   $   96,215  $   73,964
$  110,201  $  122,583

       Comprehensive Income......   $   94,555   $  100,368  $   80,539
$  169,119  $   35,941

Per Share Data:
       Basic and diluted
         net earnings per share..   $     2.68   $     2.67  $     2.04
$     2.93  $     3.23

       Cash dividends paid per
         share...................   $     1.07   $     1.03  $     0.81
$     0.23  $     0.15

Weighted average number of
 shares outstanding..............   36,042,652   36,044,679  36,311,887
37,632,236  38,000,000

									    December 31,

						    1998	     1997	     1996
	     1995	     1994
Balance Sheet Data:
  Total investments..............   $1,257,900   $1,242,695  $1,167,671
$1,096,778  $  905,031
  Premiums receivable............      162,878      169,469     157,835
127,047     102,432
  Total assets...................    1,755,983    1,754,753   1,676,799
1,564,175   1,382,226
  Unpaid losses and loss
   adjustment expenses...........      596,996      649,473     662,832
626,029     599,502
  Unearned premiums..............      391,424      379,599     367,991
330,454     314,719
  Stockholders' equity...........      705,785      649,796     587,039
549,714     413,589
  Stockholders' equity per share.        19.58        18.03       16.28
14.96       10.88

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS
(Thousands of Dollars)

	The following exhibits depict the progress of the insurance operations of the Company over the past fifteen years. For these years of operation, net premiums written amounted to $5,502,344. During this period, the average statutory financial ratios were 68.2% for losses and loss expenses and 26.8% for underwriting expenses resulting in an average combined ratio of 95.0%. Total net investment income amounted to $598,469 or 10.9% of net premiums written. Net realized gains were $94,199. Stockholders' equity was $18,219 at the beginning of 1984 and $649,751, at the end of 1998, resulting in an average annual increase in excess of 26.9%. The progress of the insurance operations during the most recent five year period, compared to the two previous five year periods, can best be illustrated by the following comparison:

											5-
Year Period

									  1994-98
1989-93	    1984-88
Direct premiums written............................	$3,549,019
$2,324,133   $795,206

Net premiums written...............................	 3,390,737
1,743,511    368,096

Net investment income..............................	   379,053
172,448     46,968

Net realized gains.................................	    54,436
33,629      6,134

Stockholders' equity at end of period..............	   649,751
351,631     67,205

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to premiums earned......	      68.5%
66.1%      75.1%

  Underwriting expenses to net premiums written....	      26.8
27.4       23.9
	Combined ratio...............................	      95.3%
93.5%      99.0%

Increase in Stockholders' Equity...................	      84.8%
423.2%     268.9%


The insurance operations of the Company include the operating results of Commerce, its subsidiary company, Commerce West, and Citation. Citation commenced business in 1981 as a wholly-owned subsidiary of Commerce. On December 31, 1989, the ownership of Citation was transferred to The Commerce Group, Inc. In September 1993, ownership of both Commerce and Citation was transferred from The Commerce Group, Inc. to CHI, a subsidiary of The Commerce Group, Inc. Results of Commerce West are included since its acquisition by Commerce on August 31, 1995. The combined balance sheets of these insurance subsidiaries appear on pages 52 and 53. The combined statements of earnings of insurance operations appear on pages 54 and 55.

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

                                         1998       1997         1996
1995        1994



ASSETS
Cash and short-term investments..... $   75,655  $  238,685  $  140,102
$   52,308  $    4,560
Bonds, at market (at amortized cost
 prior to 1993).....................    619,267     590,597     716,702
815,277     745,010
Preferred stocks, at market (at
 amortized cost prior to 1993)......    197,425     148,499     147,680
111,220      85,574
Common stocks, at market............    283,961     178,089      86,041
40,359       9,656
Mortgage loans on real estate.......     46,573      57,425      45,398
31,404      35,715
Other investments...................      7,825       3,783         127
-           -
Premium balances receivable.........    162,704     169,311     157,673
126,090     101,529
Investment income receivable........     13,544      12,103      12,655
14,440      13,285
Residual market receivable..........    153,220     180,799     195,213
200,124     214,818
Reinsurance receivable..............     36,687      18,170      19,659
21,897      16,892
Deferred acquisition costs..........     88,759      85,264      82,968
67,160      59,066
Current income taxes................      2,773         -           -
-           -
Deferred income taxes...............        -           -           -
2,100      38,180
Real estate, furniture and equipment     27,885      29,060      26,011
24,642      25,246

	 Total assets................. $1,716,278  $1,711,785  $1,630,229
$1,507,021  $1,349,531

LIABILITIES

Unpaid losses and loss expenses..... $  592,174  $  637,094  $  657,854
$  618,791  $  592,373
Unearned premiums...................    391,424     379,599     367,991
330,454     314,719
Notes payable.......................        -           -           -
-           -
Deferred income.....................      6,948       7,271       7,974
8,954      10,451
Accounts payable, accrued and other
 liabilities........................     70,558      60,332      41,368
34,351      43,433
Current income taxes................        -         9,635       2,726
1,596      10,254
Deferred income taxes...............      5,423       8,438       2,165
-           -
	 Total liabilities............  1,066,527   1,102,369   1,080,078
994,146     971,230

STOCKHOLDERS' EQUITY

Capital stock.......................      3,620       3,600       3,600
3,450       3,450
Paid-in capital.....................     45,050      45,050      45,050
23,700      23,700
Retained earnings
  Balance, January 1................    560,766     501,501     485,725
351,151     339,481
  Net earnings......................     93,888     101,528      74,432
110,450     113,892
  Other comprehensive income (loss).     (1,935)      4,152       6,574
58,919     (77,622)
  Dividends paid....................    (51,638)    (46,415)    (65,230)
(34,795)    (24,600)
Balance, December 31................    601,081     560,766     501,501
485,725     351,151
	 Total stockholders' equity...    649,751     609,416     550,151
512,875     378,301
	 Total liabilities and
	   stockholders' equity....... $1,716,278  $1,711,785  $1,630,229
$1,507,021  $1,349,531

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

     1993       1992     1991     1990     1989     1988     1987
1986     1985     1984



ASSETS
$   12,615 $   25,809 $ 11,190 $ 38,654 $ 84,308 $ 60,885 $ 21,051  $
10,048 $ 11,802 $  7,953

   649,491    505,565  329,935  242,735  153,621  133,867  116,220
88,755   56,985   34,422

    80,059      2,261      869    1,010    1,324    1,606    2,295
6,755    9,956   10,837
    47,462     43,545   30,055    4,869    2,900    1,921    1,438
149      134    1,494
    42,042     60,697   66,122   56,124   52,244   42,882   15,931
-        -      7,825
       -       67,876   55,510   57,733   56,713   33,727   19,329
11,817    8,194    6,028
    94,333        -        -        -        -        -        -
-        -        -
    10,205      9,710    6,063    4,235    3,093    2,889    2,370
2,485    1,722    1,286
   220,312    274,426  277,196  290,440  268,951  198,177  132,725
87,178   50,327   29,187
    12,868        365      -        -         -        -        -
-       -        -
    53,647     55,442   33,981   27,273   22,702   15,699   10,898
7,129    5,417    3,968
       -          -        -        -        341      266      -
2,209    1,294      -
       -          -        883    1,666      -        -        -
-        -        -
    22,371     23,183   24,163   25,046   23,118    9,684    8,356
7,370    5,648    3,136

$1,245,405 $1,068,879 $835,967 $749,785 $669,315 $501,603 $330,613
$223,895 $151,479 $106,136

LIABILITIES

$  567,797 $  495,800 $439,551 $403,752 $345,020 $270,628 $169,539
$113,513 $ 71,525 $ 44,425
   283,526    264,567  192,785  175,334  174,345  118,079   84,876
55,378   36,024   23,585
       -          -        -      1,662    1,837    2,013    2,204
3,772    4,140    2,858
     7,351      8,384   12,918   20,264   23,689   23,307   11,058
7,503    4,208    3,173

    16,564     20,863    7,677   21,065   27,513   19,350   14,532
8,532    4,162    4,479
     4,867      9,249    5,811    3,542      -        -        470
-        -        418
    13,669      4,400      -        -      1,623    1,021    1,853
3,736    3,623    2,610
   893,774    803,263  658,742  625,619  574,027  434,398  284,532
192,434  123,682   81,548

STOCKHOLDERS' EQUITY

     3,450      3,450    3,450    3,450    3,450    2,350    2,350
2,350    2,350    2,350
     8,700      8,700    8,700    8,700    8,700    6,500    6,500
6,500    6,500    6,500

   253,466    165,075  112,016   83,138   62,877   37,231   22,611
18,947   15,738   10,469
    79,837     91,980   55,214   32,414   21,966   21,837   15,614
4,362    4,025    6,033

    21,928      9,811    2,545      (86)     645      321      (54)
7     (158)    (179)
   (15,750)   (13,400)  (4,700)  (3,450)  (2,350)  (1,034)    (940)
(705)    (658)    (585)
   339,481    253,466  165,075  112,016   83,138   58,355   37,231
22,611   18,947   15,738
   351,631    265,616  177,225  124,166   95,288   67,205   46,081
31,461   27,797   24,588

$1,245,405 $1,068,879 $835,967 $749,785 $669,315 $501,603 $330,613
$223,895 $151,479 $106,136

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

							   1998      1997      1996
1995     1994
Underwriting
  Direct premiums written..............	$796,858  $768,649  $731,823
$626,666  $625,023

  Net premiums written.................	$745,048  $741,501  $711,570
$603,421  $589,197
  Increase (decrease) in unearned
   premiums............................	    (572)   11,004    42,854
10,831    17,144
	Earned premiums..................	 745,620   730,497   668,716
592,590   572,053

Expenses
  Losses and loss expenses.............	 533,523   521,775   474,173
367,258   369,764
  Underwriting expenses................	 200,525   185,146   194,873
171,892   162,446
  (Increase) decrease in deferred
   acquisition costs...................	  (3,495)   (2,296)  (15,809)
(5,723)   (5,420)
	Total expenses...................	 730,553   704,625   653,237
533,427   526,790
Underwriting income (loss).............	  15,067    25,872    15,479
59,163    45,263
Net investment income..................	  86,664    81,396    76,867
71,007    63,119
Premium finance fees...................	  13,426     7,056     9,666
19,246    18,315
Net realized investment gains (losses).	   6,645    22,909    (7,863)
720    32,025
	Earnings before Federal income
	taxes and withdrawing companies'
	settlements......................	 121,802   137,233    94,149
150,136   158,722

Other income
  Withdrawing companies' settlements...	    -          -         -
-         -
Earnings before Federal income taxes...	 121,802   137,233    94,149
150,136   158,722
Federal income taxes (benefits)........	  27,914    35,705    19,717
39,686    44,830
Earnings before cumulative effect of
 change in accounting principle........	  93,888   101,528    74,432
110,450   113,892
Cumulative effect on prior years (to
 December 31, 1986) of changing to
 different method of accounting for
 income taxes..........................	     -         -         -
-         -
	NET EARNINGS.....................	$ 93,888  $101,528  $ 74,432
$110,450  $113,892

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to
   premiums earned.....................	  71.6%     71.4%     70.9%
62.0%     64.6%
  Underwriting expenses to net
   premiums written....................	  26.5      25.1      27.1
29.0      27.1
	Combined ratio...................	  98.1%     96.5%     98.0%
91.0%     91.7%
	Underwriting profit (loss).......	   1.9%      3.5%      2.0%
9.0%      8.3%

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

  1993     1992      1991      1990     1989      1988     1987
1986     1985      1984

$601,289 $525,495  $429,780  $401,077 $366,492  $306,469 $206,231
$131,807  $85,000  $65,699

$563,416 $508,847  $310,999  $219,936 $140,313  $124,923 $ 99,193  $
60,808  $49,229  $33,943
  14,856   98,353    30,193    34,692   12,655     9,678   13,428
6,775    6,392    2,137
 548,560  410,494   280,806   185,244  127,658   115,245   85,765
54,033   42,837   31,806


 373,243  271,848   173,901   125,219   88,564    80,203   65,299
44,205   33,548   19,567
 147,290  138,669    85,655    55,551   44,181    33,115   25,882
18,460   15,177   11,241

   1,796  (21,462)   (6,708)   (4,571)  (7,003)   (4,801)  (3,769)
(1,712)  (1,448)    (911)
 522,329  389,055   252,848   176,199  125,742   108,517   87,412
60,953   47,277   29,897
  26,231   21,439    27,958     9,045    1,916     6,728   (1,647)
(6,920)  (4,440)   1,909
  52,868   39,685    32,661    25,978   21,256    15,999   10,896
7,554    6,835    5,684
  16,486   13,734    11,165    10,074    8,095     4,592    3,021
1,436      531      324
  13,040   12,368     7,529        74      618     2,298    3,423
185      336     (108)


 108,625   87,226    79,313    45,171   31,885    29,617   15,693
2,255    3,262    7,809


     -     43,168       -         -        -         -        -
-        -        -
 108,625  130,394    79,313    45,171   31,885    29,617   15,693
2,255    3,262    7,809
  28,788   38,414    24,099    12,757    9,919     7,780    2,987
(2,107)    (763)   1,776

  79,837   91,980    55,214    32,414   21,966    21,837   12,706
4,362    4,025    6,033



     -        -         -         -        -         -      2,908
-        -        -

$ 79,837 $ 91,980  $ 55,214  $ 32,414 $ 21,966  $ 21,837 $ 15,614  $
4,362  $ 4,025  $ 6,033



  68.0%    66.2%     61.9%     65.7%     68.0%     69.5%    79.4%
83.5%    79.7%    63.6%

  25.7     28.1      30.0      26.7      26.3      22.0     22.5
24.4     28.1     27.8
  93.7%    94.3%     91.9%     92.4%     94.3%     91.5%   101.9%
107.9%   107.8%    91.4%
   6.3%     5.7%      8.1%      7.6%      5.7%      8.5%    (1.9%)
(7.9%)   (7.8)%    8.6%

THE COMMERCE GROUP, INC.

DIRECTORS

Herman F. Becker.........................	President and owner, Sterling
Realty and Huguenot 							Development
Corporation

Joseph A. Borski, Jr.....................	Self-employed Certified Public
Accountant

Eric G. Butler...........................	Retired Vice President and
General Claims Manager
							of Commerce and Citation

Henry J. Camosse.........................	Retired President, Henry
Camosse & Sons Co., Inc., 							a
building and masonry supplies company

Gerald Fels..............................	Executive Vice President and
Chief Financial 								Officer of
the Company

David R. Grenon..........................	Chairman Emeritus and
Assistant Clerk of The
							Protector Group Insurance
Agency, Inc., a property
							and casualty insurance agency

Robert W. Harris.........................	Retired Treasurer, H.C.
Bartlett Insurance Agency, 							Inc.

Robert S. Howland........................	Retired Clerk, H.C. Bartlett
Insurance Agency, 								Inc.

John J. Kunkel...........................	President and Treasurer,
Kunkel Buick and GMC
							Truck, Treasurer, Kunkel Bus
Company

Raymond J. Lauring.......................	Retired President, Lauring
Construction Company

Roger E. Lavoie..........................	Retired President and
Treasurer, Lavoie Toyota-
	Dodge, Inc.

Normand R. Marois........................	Retired Chairman of the Board,
Marois Bros., Inc.,
							a contracting firm

Suryakant M. Patel.......................	Physician specializing in
internal medicine

Arthur J. Remillard, Jr..................	President, Chief Executive
Officer and Chairman
							of the Board of the Company

Arthur J. Remillard, III.................	Senior Vice President and
Assistant Clerk of
							the Company; Senior Vice
President of Commerce
							and Citation in charge of
Policyholder Benefits

Regan P. Remillard....................... Senior Vice President and
General Counsel
                                          of the Company; President and
Secretary of
                                          Commerce West Insurance
Company; President of
                                          ACIC Holding Co., Inc.; Vice
Chairman of the
                                          Board and Chief Executive
Officer of American
                                          Commerce Insurance Company

Antranig Sahagian........................	Retired Owner, A. Sahagian
Service Center

Gurbachan Singh..........................	Physician specializing in
general surgery

John W. Spillane.........................	Clerk of the Company and
practicing attorney

                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                               The Commerce Insurance Company
Commerce West Insurance Company
                                   Citation Insurance Company

Arthur J. Remillard, Jr...........     President, Chief Executive
Officer and Chairman of
the Board

Gerald Fels.......................     Executive Vice President and
Chief Financial Officer

Arthur J. Remillard, III (1)......     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President and General
Counsel; President
and Secretary of Commerce West
Insurance Company

David R. Grenon (1)...............     Chairman Emeritus and Assistant
Clerk of The Protector Group
Insurance Agency

John M. Nelson (1)................     Chairman of TJX Companies

Suryakant M. Patel (1)............     Physician specializing in
internal medicine

William G. Pike (1)...............     Executive Vice President and
Chief Financial Officer
of Granite State Bankshares, Inc.

                               DIRECTORS OF
                               ACIC Holding Co., Inc.(2)
                                  American Commerce Insurance Company

H. Thomas Rowles..................     Chairman of the Board and Chief
Executive Officer of ACIC Holding
Co., Inc.; Chairman of the Board
of American Commerce Insurance
Company; President, Chief
Executive Officer and Director of
AAA Southern New England

Regan P. Remillard................     President of ACIC Holding Co.,
Inc.; Vice Chairman of the Board
and Chief Executive Officer of
American Commerce Insurance
Company; Senior Vice President
and General Counsel of The
Commerce Group, Inc.; President
and Secretary of Commerce West
Insurance Company

Mark A. Shaw......................     Treasurer of ACIC Holding Co.,
Inc.; Executive Vice
President and Chief Operating
Officer of AAA Southern New
England

Gerald Fels.......................     Executive Vice President and
Chief Financial Officer of The
Commerce Group, Inc.

Patrick W. Doherty (3)............     President and Chief Executive
Officer of AAA Oklahoma

Terry R. Farias (3)...............     President and Chief Executive
Officer of AAA Hoosier
Motor Club

Roger L. Graybeal (3).............     President and Secretary of AAA
Oregon/Idaho

Gerald P. Hogan(3)................     President and Chief Operating
Officer of American
Commerce Insurance Company

D. James McDowell (3).............     President of AAA Arizona

Peter C. Ohlheiser (3)............     President of Ohio Motorists
Association

(1) Commerce Holdings, Inc., The Commerce Insurance Company and Citation
Insurance Company
    only.
(2) Incorporated in November, 1998.  80% owned by The Commerce Insurance
Company and 20%
    owned by AAA Southern New England.
(3) American Commerce Insurance Company only, which was acquired in January 1999.

57

                               DIRECTORS OF
                               BAY FINANCE COMPANY, INC.

Arthur J. Remillard, Jr................   President and Chairman of the
Board

Gerald Fels............................   Executive Vice President and
Chief Financial Officer

John W. Spillane.......................   Clerk and practicing attorney

Arthur J. Remillard, III...............   Senior Vice President and
Assistant Clerk

Regan P. Remillard.....................   Senior Vice President





                               DIRECTORS OF
                               CLARK-PROUT INSURANCE AGENCY, INC.

Arthur J. Remillard, Jr................	President and Chairman of the
Board

Gerald Fels............................	Executive Vice President and
Chief Financial Officer

John W. Spillane.......................	Clerk and practicing attorney

Arthur J. Remillard, III...............	Senior Vice President and
Assistant Clerk

Elizabeth M. Edwards...................	Vice President

                                  THE COMMERCE GROUP, INC.
                                    Commerce Holdings, Inc.
                                      The Commerce Insurance Company
                                        Commerce West Insurance Company
                                        ACIC Holding Co., Inc.(1)
                                          American Commerce Insurance
Company(2)
                                      Citation Insurance Company
                                    Bay Finance Company, Inc.
                                    Clark-Prout Insurance Agency, Inc.

OFFICERS OF THE COMMERCE GROUP, INC.

President, Chief Executive Officer and Chairman of the Board.....     Arthur
J. Remillard, Jr.
Executive Vice President and Chief Financial Officer.............     Gerald
Fels
Senior Vice President and Assistant Clerk........................     Arthur
J. Remillard, III
Senior Vice President and General Counsel........................     Regan
P. Remillard
Senior Vice President............................................     Mary
M. Fontaine
Vice President and Associate General Counsel.....................     James
A. Ermilio
Clerk............................................................     John
W. Spillane
Treasurer and Chief Accounting Officer...........................
Randall V. Becker
Assistant Treasurer..............................................     Thomas
A. Gaylord
Assistant Vice President.........................................     Robert
E. McKenna

Officers of Massachusetts Subsidiaries (3)

President, Chief Executive Officer and Chairman of the Board.....     Arthur
J. Remillard, Jr.

Executive Vice President and Chief Financial Officer.............     Gerald
Fels

Senior Vice Presidents...........................................     David
H. Cochrane
                                                                      Peter
J. Dignan
                                                                      Mary
M. Fontaine
                                                                      Arthur
J. Remillard, III
                                                                      Joyce
B. Virostek

Senior Vice President and General Counsel........................     Regan
P. Remillard

Vice Presidents..................................................
Elizabeth M. Edwards
                                                                      Karen
A. Lussier

Michael J. Richards

Angelos Spetseris
                                                                      Henry
R. Whittier, Jr.

Vice President and Associate General Counsel.....................     James
A. Ermilio

Assistant Vice Presidents.......................David P. Antocci      Susan
A. Horan
                                                Robert M. Blackmer    John
V. Kelly
                                                Stephen R. Clark      Ronald
J. Lareau
                                                Raymond J. DeSantis   Donald
G. MacLean
                                                Warren S. Ehrlich     Robert
E. McKenna
                                                Richard W. Goodus     Robert
L. Mooney
                                                James E. Gow
Kenneth E. Morrison
                                                                      Emile
E. Riendeau

Treasurer and Chief Accounting Officer...........................
Randall V. Becker

Assistant Treasurer..............................................     Thomas
A. Gaylord

(1) Incorporated in November, 1998. 80% owned by The Commerce Insurance Company and 20% owned by AAA
    Southern New England.
(2) Acquired by ACIC Holding Co., Inc. in January, 1999.
(3) Massachusetts subsidiaries include The Commerce Insurance Company, Citation Insurance
    Company, Bay Finance Company, Inc. and Clark-Prout. Officers often hold positions with several operating subsidiaries. The titles listed represent their primary office as of
    March 1, 1999.
59


Officers of ACIC Holding Co., Inc.
Chairman of the Board and Chief Executive Officer...............      H.
Thomas Rowles
President.......................................................      Regan
P. Remillard
Treasurer.......................................................      Mark
A. Shaw
Secretary.......................................................      James
A. Ermilio





Officers of American Commerce Insurance Company


Chairman of the Board...........................................      H.
Thomas Rowles
Vice Chairman of the Board and Chief Executive Officer..........      Regan
P. Remillard
President and Chief Operating Officer...........................      Gerald
P. Hogan
Senior Vice President and Secretary.............................      Thomas
E. Berridge
Senior Vice President...........................................      Carol
R. Blaine
Vice President, Chief Financial Officer and Treasurer...........      Curt
C. Anderson
Vice Presidents.................................................
Timothy M. Montgomery
                                                                      Thomas
E. Timbrook





Officers of Commerce West Insurance Company


Chairman of the Board...........................................      Arthur
J. Remillard, Jr.
President, Chief Executive Officer and Secretary................      Regan
P. Remillard
Chief Financial Officer.........................................
Michael V. Vrban
Chief Reporting Officer.........................................      Albert
E. Peters
Investment Officer..............................................      Gerald
Fels
Vice Presidents.................................................      Howard
M. Dreyfus
                                                                      Albert
H. Harris
                                                                      Tushar
M. Kothare
Assistant Vice President........................................
Michael J. Berryessa
Treasurer and Controller........................................      Joan
M. Kelly

Stockholder Information


Annual Meeting

The Annual meeting of stockholders will be held at 9:00 a.m. on Friday, May 21, 1999 at the Company's Underwriting Building, 11 Gore Road (Route
16), Webster, MA.

Form 10-K

Stockholders interested in the detailed information contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, may obtain a copy without charge, by writing to the Assistant to the President at 211 Main Street, Webster, MA 01570.

Transfer Agent

The Commerce Group, Inc.
c/o BANKBOSTON, NA
    EquiServe, L.P.
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3100
http://www.equiserve.com


Executive Offices

211 Main Street
Webster, MA 01570
(508) 943-9000

Company Website

http://www.commerceinsurance.com


Trading of Common Stock

The Company's Common Stock trades on the NYSE under the symbol "CGI".

Independent Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
(617) 266-2000
http://www.ey.com